Exhibit 2.1
Execution Version

____________________________________________________________________________
ASSET PURCHASE AGREEMENT
Dated as of April 10, 2017
By and Among
CAPGEMINI AMERICA, INC.,
as Purchaser,
and
CIBER, INC.,
as Seller,
and,
solely for the limited purpose of Section 8.20,
CIBERSITES INDIA PRIVATE LIMITED

TABLE OF CONTENTS
Page
Article I PURCHASE AND SALE OF THE PURCHASED ASSETS; ASSUMPTION OF ASSUMED LIABILITIES2
1.1Purchase and Sale of the Purchased Assets    2
1.2Excluded Assets    5
1.3Assumption of Liabilities    6
1.4Excluded Liabilities    7
1.5Post-Closing Liabilities    10
1.6Assumption; Non-Assumption of Certain Contracts/Deemed Consents    10
1.7Further Conveyances and Assumptions    12
1.8Disclaimer    12
Article II CONSIDERATION13
2.1Consideration    13
2.2Withholding    13
2.3Deposit    13
Article III CLOSING AND TERMINATION14
3.1Closing    14
3.2Closing Deliveries by Seller    14
3.3Closing Deliveries by Purchaser    15
3.4Termination of Agreement    16
3.5Procedures Upon Termination    18
3.6Effect of Termination    19
Article IV REPRESENTATIONS AND WARRANTIES OF SELLER20
4.1Organization and Qualification    20
4.2Authorization of Agreement    20
4.3Conflicts; Consents; Compliance with Law    20
4.4Title to Purchased Assets    21
4.5Company Subsidiary Stock    21
4.6Real Property.    21
4.7Tangible Personal Property    23
4.8Intellectual Property    23
4.9Litigation    24
4.10Permits    25
4.11Inventory    25
4.12Contracts    25
4.13Assets Necessary to Business    25
4.14Tax Returns; Taxes    25
4.15Employees; Seller Plans    26
4.16Labor Matters.    28
4.17Financial Statements    29
4.18Environmental Matters    29
4.19Absence of Certain Changes    29
4.20Restrictions on Business Activities    29
4.21Customers and Vendors    29
4.22No Other Representations or Warranties    30
Article V REPRESENTATIONS AND WARRANTIES OF PURCHASER30
5.1Organization and Qualification    30
5.2Authority    30
5.3No Inconsistent Obligations    31
5.4Conflicts; Consents    31
5.5Adequate Assurances Regarding Assigned Contracts    31
5.6Financial Ability    31
5.7Investigation by Purchaser    31
Article VI EMPLOYEES32
6.1Employee Matters    32
Article VII BANKRUPTCY COURT MATTERS33
7.1Approval of Bid Protections and Overbid Protection    33
7.2Competing Bid and Other Matters    34
7.3Sale Order    35
7.4Assigned Contracts    35
7.5Bankruptcy Filings    36
7.6Sale Free and Clear    36
Article VIII COVENANTS AND AGREEMENTS36
8.1Conduct of Business of Seller    36
8.2Access to Information    39
8.3Assignability of Certain Contracts    39
8.4Non-Assumed Contracts    40
8.5Reasonable Efforts; Cooperation.    40
8.6Further Assurances    41
8.7Notification of Certain Matters    42
8.8Confidentiality    42
8.9Preservation of Records    43
8.10Publicity    43
8.11Material Adverse Effect    43
8.12Casualty Loss    43
8.13No Successor Liability    44
8.14Change of Name    44
8.15Transition Services; Reverse Transition Services    44
8.16Non-Solicitation    45
8.17Accounts Payable and Payroll    45
8.18Seller Payments, Revenues and Assets    45
8.19Schedules and Seller Disclosure Schedules    45
8.20The Company Subsidiary    46
8.21Additional Financial Statements    47
8.22Closing Statement    47
Article IX CONDITIONS TO CLOSING47
9.1Conditions Precedent to the Obligations of Purchaser and Seller    47
9.2Conditions Precedent to the Obligations of Seller    48
9.3Conditions Precedent to the Obligations of Purchaser    48
Article X ADDITIONAL DEFINITIONS49
10.1Definitions    49
10.2Rules of Construction    62
Article XI TAXES63
11.1Certain Taxes    63
11.2Allocation of Purchase Price    63
11.3Cooperation on Tax Matters    64
Article XII MISCELLANEOUS64
12.1Payment of Expenses    64
12.2Survival of Representations and Warranties; Survival of Covenants    65
12.3Entire Agreement; Amendments and Waivers    65
12.4Execution of Agreement; Counterparts; Electronic Signatures    65
12.5Governing Law    65
12.6Jurisdiction, Waiver of Jury Trial.    66
12.7Notices    66
12.8Binding Effect; Assignment    67
12.9Severability    68
12.10Bulk Sales Laws    68
12.11No Presumption Against Drafting Party    68

INDEX OF EXHIBITS

EXHIBIT A    FORM OF BILL OF SALE
EXHIBIT B    FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT
EXHIBIT C    FORM OF ASSIGNMENT AND ASSUMPTION OF U.S. LEASES
EXHIBIT D    FORM OF IP ASSIGNMENT AND ASSUMPTION AGREEMENT
EXHIBIT E    FORM OF FIRPTA CERTIFICATE FOR SELLER

EXHIBIT F	FORM OF FIRPTA CERTIFICATE FOR THE COMPANY

SUBSIDIARY
EXHIBIT G    BIDDING PROCEDURES ORDER
EXHIBIT H    SALE MOTION

INDEX OF SCHEDULES

SCHEDULE 1.1(b)	ASSIGNED CONTRACTS

SCHEDULE 1.1(c)	EXCLUDED ACCOUNTS RECEIVABLE

SCHEDULE 1.1(f)	ASSUMED LEASED REAL PROPERTY

SCHEDULE 1.1(i)	TANGIBLE ASSETS

SCHEDULE 1.1(l)	PERMITS

SCHEDULE 1.2(l)	EXCLUDED LEASED REAL PROPERTY

SCHEDULE 1.2(m)	EXCLUDED PROPERTIES AND ASSETS

SCHEDULE 1.2(o)	DEPOSITS, PREPAID AMOUNTS, CLAIMS AND RIGHTS RELATED TO EXCLUDED ASSETS

SCHEDULE 1.3(b)	EXCLUDED ACCOUNTS PAYABLE

SCHEDULE 1.3(c)	ASSUMED EMPLOYEE LIABILITIES

SCHEDULE 1.4(g)	EXCLUDED CONTRACTS

SCHEDULE 1.4(q)	EXCLUDED LITIGATION AND OTHER DISPUTES

SCHEDULE 1.6(a)	ASSIGNED EXECUTORY CONTRACTS

SCHEDULE 8.14	CHANGE OF NAME

SCHEDULE 9.3(e)	PERMITS

INDEX OF SELLER DISCLOSURE SCHEDULES

SCHEDULE 4.3(a)    CONFLICTS WITH ORGANIZATIONAL DOCUMENTS

SCHEDULE 4.3(b)	CONSENTS

SCHEDULE 4.6(a)	COMBINED LEASED REAL PROPERTY

SCHEDULE 4.6 (c)	RIGHTS TO USE ASSUMED LEASED REAL PROPERTY

SCHEDULE 4.7	PERSONAL PROPERTY LEASES

SCHEDULE 4.8(a)	PURCHASED INTELLECTUAL PROPERTY

SCHEDULE 4.8(b)	INTELLECTUAL PROPERTY SUBJECT TO LIENS

SCHEDULE 4.8(f)	SELLER SOURCE CODE

SCHEDULE 4.9	LITIGATION

SCHEDULE 4.12	CONTRACTS

SCHEDULE 4.14(a)	TAXES

SCHEDULE 4.14(d)	TAX PROCEEDINGS

SCHEDULE 4.15(b)	EMPLOYEE ACTIONS

SCHEDULE 4.15(c)	SELLER PLANS; COMPANY PLANS

SCHEDULE 4.15(g)	EMPLOYMENT AND CONSULTING AGREEMENTS

SCHEDULE 4.16(a)	LABOR AGREEMENTS, ORGANIZATIONS, RECOGNITIONS AND REPRESENTATIONS

SCHEDULE 4.17	FINANCIAL STATEMENTS

SCHEDULE 4.18	ENVIRONMENTAL MATTERS

SCHEDULE 4.21	CUSTOMERS AND VENDORS

SCHEDULE 8.1(b)	CONDUCT OF BUSINESS OF SELLER

SCHEDULE 8.1(o)	CONDUCT OF BUSINESS OF SELLER

INDEX OF PURCHASER DISCLOSURE SCHEDULES

SCHEDULE 5.4(b)	PURCHASER CONSENTS

ASSET PURCHASE AGREEMENT
This Asset Purchase Agreement (this “Agreement”), dated as of April 10, 2017 (the “Agreement Date”), by and among Capgemini America, Inc. (“Purchaser”) and one or more Designated Purchasers, Ciber, Inc., a Delaware corporation (“Seller”) and, solely for the limited purpose of Section 8.20, CIBERsites India Private Limited , a company organized under the laws of India and a wholly owned Subsidiary of Seller (the “Company Subsidiary”). Purchaser and Seller are collectively referred to herein as the “Parties” and individually as a “Party”. For the purposes of this Agreement, capitalized terms used herein shall have the meanings set forth herein or in Article X.
RECITALS
WHEREAS, on April 9, 2017, Seller intends to file voluntary petitions (the “Chapter 11 Petition”) for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) commencing chapter 11 cases (collectively, the “Bankruptcy Cases”).
WHEREAS, Seller will continue to manage its properties and operate its businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code;
WHEREAS, Seller wishes to sell, and to cause the sale of, the Business;
WHEREAS, Purchaser desires to purchase the Purchased Assets and assume the Assumed Liabilities from Seller and Seller desires to sell, convey, assign and transfer to Purchaser the Purchased Assets together with the Assumed Liabilities, all in the manner and subject to the terms and conditions set forth in this Agreement, and, as applicable, in accordance with Sections 105, 363 and 365 and other applicable provisions of the Bankruptcy Code;
WHEREAS, subject to the approval of the Bankruptcy Court, as applicable, the Purchased Assets and Assumed Liabilities shall be purchased and assumed by Purchaser pursuant to a Sale Order approving such sale, free and clear of all Claims and Encumbrances (other than Permitted Encumbrances), pursuant to Sections 105, 363 and 365 of the Bankruptcy Code, and Rules 6004 and 6006 of the Federal Rules of Bankruptcy Procedure, which order will include the authorization for the assumption by, and assignment to, Purchaser of the applicable Assigned Contracts and the liabilities thereunder in accordance with Section 365 of the Bankruptcy Code, all in the manner and subject to the terms and conditions set forth in this Agreement and the Sale Order and in accordance with other applicable provisions of the Bankruptcy Code and the Federal Rules of Bankruptcy Procedure and the local rules for the Bankruptcy Court (together, the “Bankruptcy Rules”);
WHEREAS, the board of directors (or similar governing body) of Seller has determined that it is advisable and in the best interests of Seller and its constituencies to enter into this Agreement and to consummate the transactions provided for herein, subject to entry of the Sale Order, and each has approved the same; and
WHEREAS, the transactions contemplated by this Agreement are subject to the approval of the Bankruptcy Court and would be consummated only pursuant to a Sale Order to be entered by the Bankruptcy Court and the applicable provisions of the Bankruptcy Code.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Purchaser and Seller hereby agree as follows:
ARTICLE I

PURCHASE AND SALE OF THE PURCHASED ASSETS;
ASSUMPTION OF ASSUMED LIABILITIES
1.1    Purchase and Sale of the Purchased Assets. Pursuant to Sections 105, 363 and 365 of the Bankruptcy Code and on the terms and subject to the conditions set forth herein, at the Closing, Seller shall, and shall cause any of its Subsidiaries to, sell, transfer, assign, convey and deliver to Purchaser or any Designated Purchaser, and Purchaser shall purchase, acquire, assume and accept from Seller all of Seller’s or any of Seller’s Subsidiaries’ right, title and interest in, to and under, as of the Closing (in each case, free and clear of any and all Encumbrances or Claims, other than Permitted Encumbrances), all assets, properties and rights related to or used in the Business, other than the Excluded Assets, whether tangible and intangible, real, personal and mixed, whether now owned or hereafter acquired by Seller or its Subsidiaries, whether or not specifically referred to herein or in any instrument of conveyance delivered pursuant hereto, including the following, but in each case excluding the Excluded Assets (collectively, the “Purchased Assets”):
(a)    all properties, rights, claims and assets (other than the Excluded Assets) of every kind and description (including each warranty, representation, guarantee, indemnity, contractual claim (express, implied or otherwise), deposit, prepaid charge or prepaid expense) related to or used in the Business, wherever situated or located, real, personal or mixed, tangible or intangible, contingent, owned, leased, subleased or licensed, whether or not reflected on the books and records of Seller, as the same shall exist on the Closing Date;
(b)    subject to Section 1.6 to the extent that they may be assumed and assigned pursuant to Sections 363 and 365 of the Bankruptcy Code, all Contracts related to or used in the Business and all rights of Seller or any of its Subsidiaries under such Contracts, but excluding any Non-Assumed Contracts, including all rights under any Lease for Assumed Leased Real Property, any license agreements, any customer contracts, any master service agreements and any contract renewal rights (collectively, the “Assigned Contracts”), each as listed on Schedule 1.1(b);
(c)    except as set forth on Schedule 1.1(c), all trade and non-trade accounts receivable, notes receivable and negotiable instruments of Seller related to the Business, including all accounts receivable with respect to customers in North America and India related to the Business, but excluding any intercompany Indebtedness, payables or receivables among Seller and its Affiliates (the “Accounts Receivable”);
(d)    all proceeds, rents or profits arising out of or related to the Purchased Assets or the Business;
(e)    all Documents used in or related to the Purchased Assets or Assumed Liabilities and, without limiting the foregoing, each of the following: financial accounting and other books and records, lists of (and currently available contact information for) current and prospective customers, vendors and suppliers, other distribution lists, billing records, invoices, correspondence, and all customer sales, marketing, advertising, packaging and promotional materials, files, data, software (whether written, recorded or stored on disk, film, tape or other media, and including all computerized data), drawings, engineering and manufacturing data and other technical information and data, manuals and customer, vendor and supplier correspondence owned by Seller and all other business and other records, in each case related to or used in the Purchased Assets, the Assumed Liabilities or the Business;
(f)    the Leased Real Property listed on Schedule 1.1(f) (the “Assumed Leased Real Property”), including any security deposits or other deposits delivered in connection with the Leases pursuant to which the Assumed Leased Real Property is leased;
(g)    to the extent transferable, all lock boxes, and, to the extent not transferable, the proceeds remitted thereto, to which account debtors of Seller remit payments related to or used in the Business or the Purchased Assets;
(h)    to the extent related to or used in the Business, all deposits of Seller as security for rent, electricity, telephone, bonds or other sureties or otherwise, and prepaid charges and expenses, including all prepaid rent and all prepaid charges, expenses and rent under any personal property leases attributable to the period of time beginning prior to and ending at Closing;
(i)    all tangible assets of Seller related to or used in the Business, including all fixed assets, equipment and other personal property, machinery, equipment, furniture, owned and licensed computer hardware, stored data, communication equipment, trade fixtures and leasehold improvements of Seller located at any of the Assumed Leased Real Property or at the locations listed on Schedule 1.1(i) in each case with any freely transferable warranty and service rights of Seller with respect to such Purchased Asset;
(j)    all personnel files for Transferred Employees except where the assignment of such files may be prohibited by Law; provided, however, that Seller has the right to retain copies at Seller’s expense to the extent required by Law;
(k)    any chattel paper owned or held by Seller and used in or related to the Business or the Purchased Assets other than the Excluded Assets;
(l)    to the extent transferable, all Permits related to or used in the Business and all pending applications therefor, including those set forth on Schedule 1.1(l);
(m)    all express or implied guarantees, warranties, representations, covenants, indemnities, rights, claims, counterclaims, defenses, credits, causes of action or rights to set off and subrogation against third parties related to the Purchased Assets (including, for the avoidance of doubt, those arising under, or otherwise related to the Assigned Contracts), the Business or Assumed Liabilities, including rights under vendors’ and manufacturers’ warranties, indemnities, guaranties and causes of action under applicable Law that are possessed by Seller;
(n)    all Intellectual Property owned by Seller and used or held for use in the Business (the “Purchased Intellectual Property”), including the Intellectual Property set forth on Schedule 1.1(n);
(o)    all goodwill, payment intangibles and general intangible assets and rights of Seller to the extent related to the Business or the Purchased Assets other than the Excluded Assets;
(p)    all inventory, including raw materials, work in process, parts, subassemblies and finished goods (“Inventory”), wherever located and whether or not obsolete or carried on Seller’s books of account, to the extent related to or used in the Business and in each case with any transferable warranty and service rights of Seller with respect to such Purchased Assets;
(q)    to the extent transferable, all rights and obligations under or arising out of all insurance policies used in or related to the Business or any of the Purchased Assets or Assumed Liabilities (including returns and refunds of any premiums paid, or other amounts due back to Seller, with respect to cancelled policies), excluding, for the avoidance of doubt, all current and prior director and officer and errors or omissions insurance policies of Seller and all rights of any nature with respect thereto running in favor of Seller, including all insurance recoveries thereunder and rights to assert claims with respect to any such insurance recoveries, in each case as the same may run in favor of Seller and arising out of actions taking place prior to the Closing Date;
(r)    all rights and obligations under non-disclosure, confidentiality and similar arrangements with (or for the benefit of) Employees and agents of Seller or with third parties (including any non-disclosure, confidentiality agreements or similar arrangements entered into in connection with or in contemplation of the filing of the Bankruptcy Cases and the Auction contemplated by the Bidding Procedures Order) related to or used in the Business;
(s)    all telephone and fax numbers and email addresses, in each case used in or related to the Business;
(t)    the Ciber Momentum solution, platform and tools, the Ciber Utility in a Box solution, platform and tools, and all software and assets in or underlying the foregoing solutions, platforms and tools, respectively (including all Intellectual Property rights with respect thereto);
(u)    all avoidance claims or causes of action under the Bankruptcy Code or applicable Law (including any preference or fraudulent conveyance claims or causes of action arising under Chapter 5 of the Bankruptcy Code), and all other claims or causes of action under any other provision of the Bankruptcy Code or applicable Law related to the Purchased Assets or Assumed Liabilities, including all actions related to vendors and service providers used in the Business that are counterparties to Assigned Contracts or related to Assumed Liabilities (the “Avoidance Actions”) (other than any Avoidance Actions that Seller has against Wells Fargo Bank, N.A.);
(v)    all of the shares of capital stock of the Company Subsidiary (“Company Subsidiary Stock”);
(w)    all assets under each Company Subsidiary Plan, together with all funding arrangements thereto (including all assets, trusts, insurance policies and administrative service contracts);
(x)    all Tax Returns and Tax records of and related to the Company Subsidiary; and
(y)    all other or additional assets, properties, privileges, rights (including prepaid expenses) and interests of Seller used in or related to the Business or the Purchased Assets other than the Excluded Assets of every kind and description and wherever located, whether known or unknown, fixed or unfixed, accrued, absolute, contingent or otherwise, and whether or not specifically referred to in this Agreement.
1.2    Excluded Assets. Notwithstanding anything to the contrary in this Agreement, in no event shall Seller be deemed to sell, transfer, assign or convey, and in no event shall Purchaser be deemed to purchase, acquire or accept, any right, title or interest in any assets other than the Purchased Assets, and without limiting the generality of the foregoing, the term “Purchased Assets” shall expressly exclude the following assets, properties, interests and rights of Seller, all of which shall be retained by Seller (collectively, the “Excluded Assets”):
(a)    any assets, operations, products, businesses or activities of Seller that are not used in or related to the Business or part of the Purchased Assets, including any assets used in or related to Seller’s or any of its Affiliates’ business operations outside of North America, other than the Indian Business;
(b)    any and all corporate-level services or functions (but not any assets related to such services or functions to the extent such assets are Purchased Assets or constitute part of the Business) of the type currently provided to the Business by Seller or any of its Affiliates;
(c)    all Contracts of Seller other than the Assigned Contracts, including all Contracts related to any disposition of assets (whether by merger, sale or purchase of stock, sale or purchase of assets or otherwise), whether consummated or not consummated, and any ancillary agreements and Contracts related thereto;
(d)    all Documents and all personnel records of Seller’s employees that Seller is required by Law to retain and is prohibited by Law from providing a copy thereof to Purchaser;
(e)    subject to Section 1.6 and Section 8.3, any Assigned Contract listed on Schedule 1.2(e) that requires the consent of a third party to be assumed and assigned hereunder as to which, by the Closing Date, such consent has not been obtained;
(f)    all shares of capital stock or other equity interests or securities, including promissory notes, issued by Seller or securities convertible into, exchangeable or exercisable for any such shares of capital stock or other equity interests or securities;
(g)    except for all of the shares of the Company Subsidiary Stock, all shares of capital stock or other equity interests in other entities held by Seller;
(h)    all Claims that Seller may have against any Person, solely with respect to any Excluded Assets or any Excluded Liabilities, and all deposits, prepayments, refunds and rebates related to or in respect of any Excluded Assets;
(i)    Seller’s rights under this Agreement, the Purchase Price hereunder, any agreement, certificate, instrument or other document executed and delivered by Purchaser to Seller in connection with the transactions contemplated hereby, or any side agreement between Seller and Purchaser entered into on or after the Agreement Date;
(j)    all current and prior director and officer and errors and omissions insurance policies of Seller and all rights of any nature with respect thereto running in favor of Seller, including all insurance recoveries thereunder and rights to assert claims with respect to any such insurance recoveries, in each case as the same may run in favor of Seller and arising out of actions taking place prior to the Closing Date;
(k)    all Organizational Documents of Seller, all financial accounting books and records of Seller, Tax records, corporate charter, minute and stock record books, corporate seal and checkbooks and canceled checks that do not constitute Purchased Assets (other than any documents that would be conveyed by acquisition of the Company Subsidiary Stock);
(l)    the Leased Real Property listed on Schedule 1.2(l), including any security deposits or other deposits delivered in connection therewith (collectively, the “Excluded Leased Real Property”);
(m)    all assets under each Seller Plan and each other compensatory arrangement relating to compensation or benefits paid or provided, or to be paid or provided, by Seller or its Affiliates, in each case other than under any Company Subsidiary Plan, together with all funding arrangements relating thereto (including all assets, trusts, insurance policies and administrative service contracts); and
(n)    all of the Accounts Receivable set forth on Schedule 1.1(c), if any.
1.3    Assumption of Liabilities. On the terms and subject to the conditions set forth in this Agreement and the Sale Order, effective as of the Closing, Purchaser shall assume from Seller (and pay, perform, discharge or otherwise satisfy in accordance with their respective terms), and Seller shall irrevocably convey, transfer and assign to Purchaser, the following Liabilities (and only the following Liabilities) (collectively, the “Assumed Liabilities”):
(a)    all Liabilities of Seller arising from the ownership of the Purchased Assets and the Business arising after the Closing Date;
(b)    all Liabilities arising under the accounts payable related to the operation of the Business (including all costs required to be paid pursuant to Section 365 of the Bankruptcy Code in connection with the assumption and assignment of the Assigned Contracts including the cost of obtaining any consents in respect of the Assigned Contracts (collectively, “Cure Costs”)), as of Closing, other than such accounts payable that are over ninety (90) days past due and the accounts payables set forth on Schedule 1.3(b) (collectively, the “Assumed AP”); and
(c)    all Liabilities, if any, set forth on Schedule 1.3(c) (collectively, the “Assumed Employee Liabilities” and together with Assumed AP, “Assumed Pre-Closing Liabilities”);
provided that, in no event shall the value of Accounts Receivable as of the Closing Date in excess of the value of Assumed Pre-Closing Liabilities as of the Closing Date (such excess amount, “Closing Date Net Receivables Amount”) be less than $23.5 million (“Minimum Net Receivables Amount”).
The assumption by Purchaser of the Assumed Liabilities shall not, in any way, enlarge the rights of any third parties relating thereto.
1.4    Excluded Liabilities. Notwithstanding any provision in this Agreement to the contrary, Purchaser is assuming only the Assumed Liabilities and is not assuming, and shall not be deemed to have assumed, any other Liabilities of Seller of whatever nature (whether arising prior to, at the time of, or subsequent to Closing), whether absolute, accrued, contingent or otherwise, whether due or to become due and whether or not known or unknown or currently existing or hereafter arising or matured or unmatured, direct or indirect, and Seller shall be solely and exclusively liable for any and all such Liabilities, including those Liabilities, other than the Assumed Liabilities, related to, arising out of or in connection with the operation of the Business or the Purchased Assets (including the use and ownership thereof) at any time prior to the Closing Date, and including those Liabilities set forth below (collectively, the “Excluded Liabilities”):
(a)    all Liabilities arising out of, related to or otherwise in respect of the Purchased Assets or the Business arising prior to the Closing other than the Assumed Liabilities;
(b)    all Liabilities of Seller related to or otherwise arising, whether before, on or after the Closing, out of, or in connection with, any of the Excluded Assets;
(c)    any and all Liabilities for Indebtedness with respect to borrowed money and any intercompany Indebtedness among Seller and any of its Subsidiaries;
(d)    all guarantees of third party obligations, all guarantees of obligations of any Affiliates of Seller, and reimbursement obligations to guarantors of Seller’s obligations or under letters of credit;
(e)    any and all Liabilities for (i) Taxes of Seller arising in or related to any taxable period, or portion thereof, ending on or before the Closing Date, (ii) any Taxes arising in connection with the consummation of the transactions contemplated by this Agreement, (iii) Taxes imposed on any Person that are the responsibility of Seller pursuant to Section 11.1(b), (iv) Taxes arising from or attributable to the Purchased Assets or the operation of the Business for any taxable period, or portion thereof, ending on or before the Closing Date, and (v) Taxes arising from or in connection with an Excluded Asset and, other than as set forth in Section 1.3, any Taxes of Seller arising on or after the Closing Date;
(f)    any and all Liabilities of Seller resulting from any failure to comply with applicable “bulk sale”, “bulk transfer” or similar Law;
(g)    any and all Liabilities of Seller in respect of Contracts that are not Assigned Contracts, including the Contracts set forth on Schedule 1.4(g);
(h)    all Cure Costs not included in, and in excess of, the Assumed AP under Section 1.3;
(i)    all Liabilities (excluding those set forth on Schedule 1.3(b)) related to (i) any current or former employees, officers, directors, independent contractors or other service providers of Seller or any of its Affiliates (except for Liabilities pertaining to Transferred Employees and incurred after the Closing with respect to Transferred Employees solely in their capacity as employees of Purchaser or an Affiliate thereof), (ii) any Action brought by any Transferred Employee in connection with any act taken by Seller or any of its Affiliates at or prior to the Closing, (iii) the employment or termination of any Transferred Employee at or prior to the Closing or as a result of the transactions contemplated by this Agreement, (iv) any change in control, retention, success bonuses or similar obligations payable by Seller and its Affiliates to any Transferred Employee as a result of the transactions contemplated by this Agreement and (v) any Seller Plan;
(j)    drafts or checks outstanding at the Closing (except to the extent an Assumed Liability or related to an Assigned Contract);
(k)    all Liabilities under any futures contracts, options on futures, swap agreements or forward sale agreements;
(l)    all Liabilities for fees, costs and expenses that have been incurred or that are incurred or owed by Seller in connection with this Agreement or the administration of the Bankruptcy Cases (including all fees and expenses of professionals engaged by Seller) and administrative expenses and priority claims accrued through the Closing Date and post-closing administrative wind-down expenses of the bankrupt estates pursuant to the Bankruptcy Code (which such amounts shall be paid by Seller) and all costs and expenses incurred in connection with (i) the negotiation, execution and consummation of the transactions contemplated under this Agreement and each of the other documents delivered in connection herewith, (ii) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement, and the obtaining of any consent required to be obtained in connection with any of such transactions, (iii) the negotiation, execution and consummation of the DIP Financing Agreement and (iv) the consummation of the transactions contemplated by this Agreement, including any retention bonuses, “success” fees, change of control payments and any other payment obligations of Seller payable as a result of the consummation of the transactions contemplated by this Agreement and the documents delivered in connection herewith;
(m)    any non-Ordinary Course of Business Liability of Seller arising in the Bankruptcy Cases;
(n)    all Liabilities related to the WARN Act, to the extent applicable, for any action resulting from Employees’ separation of employment prior to or on the Closing Date;
(o)    all Liabilities of Seller to its equity holders respecting dividends, distributions in liquidation, redemptions of interests, option payments or otherwise, and any liability of Seller pursuant to any Affiliate Agreement;
(p)    all Liabilities arising out of or related to any business or property formerly owned or operated by Seller, any Affiliate or predecessor thereof, but not presently owned and operated by Seller;
(q)    all Liabilities related to Claims, commercial disputes, actions, suits, arbitrations, litigation matters, proceedings or investigations (in each case whether involving private parties, authorities, or otherwise) involving, against, or affecting any Purchased Asset, the Business, Seller (other than those involving, against or affecting any Transferred Employees arising after the Closing) or assets or properties of Seller, whether commenced, filed, initiated, or threatened before or after the Closing and whether related to facts, events, or circumstances arising or occurring before or after the Closing, including the matters set forth on Schedule 1.4(q);
(r)    all obligations of Seller arising and to be performed prior to the Closing Date arising from or related to the Business or the Purchased Assets;
(s)    all Environmental Liabilities and Obligations;
(t)    all Liabilities of Seller or its predecessors arising out of any contract, agreement, Permit, franchise or claim that is not transferred to Purchaser as part of the Purchased Assets or, is not transferred to Purchaser because of any failure to obtain any third-party or governmental consent required for such transfer;
(u)    all Liabilities of Seller related to or arising under any corporate restructuring process, including (i) any advisor fees, including financial advisor fees, consultant fees, legal fees and accounting fees and (ii) any other commitment that is not directly related to servicing or supporting customer accounts;
(v)    all Liabilities and payment obligations related to or arising under any information technology assets owned or licensed to Seller, except to the extent assumed by Purchaser as Purchased Assets or Assumed Liabilities; and
(w)    any Liabilities of Seller related to the operations of or otherwise related to the business of Ciber-CMC Joint Venture Corporation.
1.5    Post-Closing Liabilities. Except as provided in Section 1.4, Purchaser agrees and acknowledges that Purchaser shall be solely responsible for all Liabilities and obligations related to (a) Purchaser’s ownership or use of, or right to use, the Purchased Assets and the Assumed Liabilities and (b) the Transferred Employees, each as arising after the Closing Date, including Taxes arising out of or related to the Purchased Assets or the operation of conduct of the Business acquired pursuant to this Agreement for all Tax periods, or portions thereof, beginning on the day after the Closing Date.
1.6    Assumption; Non-Assumption of Certain Contracts/Deemed Consents.
(a)    Assignment and Assumption at Closing.
(i)    Schedule 1.6(a) sets forth a list of all executory Contracts to which, to Seller’s Knowledge, Seller is a party and which are to be included in the Assigned Contracts. From and after the date hereof up to the opening of business on the date of the Auction, Seller shall make such deletions to Schedule 1.6(a) as Purchaser shall, in its sole discretion, request in writing, provided that no Assumed Leased Real Property shall be deleted from Schedule 1.6(a). Any such deleted Contract shall be deemed to no longer be an Assigned Contract. All Contracts of Seller that are not listed on Schedule 1.6(a) shall not be considered an Assigned Contract or Purchased Asset and shall be deemed “Non-Assumed Contracts.” Purchaser and Seller acknowledge and agree that there shall be no reduction in the Purchase Price if Purchaser elects to delete any Contracts from Schedule 1.6(a).
(ii)    Seller shall take all actions required to assume and assign the Assigned Contracts to Purchaser, including paying all Cure Costs incurred in connection with the assignment and assumption of the Assigned Contracts to Purchaser, to the extent in excess of Assumed AP, with proceeds from the Purchaser Price, and using commercially reasonable efforts to facilitate any negotiations with the counterparties to such Assigned Contracts and to obtain an Order containing a finding that the proposed assumption and assignment of the Assigned Contracts to Purchaser satisfies all applicable requirements of Section 365 of the Bankruptcy Code. Seller shall have no obligation to Purchaser to provide adequate assurances of future performance under any Assigned Contract in connection with the assignment and assumption thereof by Seller.
(iii)    At Closing, (A) Seller shall, pursuant to the Sale Order and the Assignment and Assumption Agreement or the Assignment and Assumption of Leases, as applicable, assign to Purchaser (the consideration for which is included in the Purchase Price) each of the Assigned Contracts that is capable of being assumed and assigned under applicable Law and (B) Purchaser shall assume and discharge the Assumed Liabilities (if any) under the Assigned Contracts, pursuant to the Assignment and Assumption Agreement or the Assignment and Assumption of Leases, as applicable.
(iv)    Up to the opening of business on the date of the Auction, Purchaser may, in its discretion by written notice to Seller, designate any of the Purchased Assets as additional Excluded Assets, and any of the Excluded Assets as additional Purchased Assets, which notice shall set forth in reasonable detail the Purchased Assets or Excluded Assets so designated; provided, however, that Purchaser may not so designate with respect to the Purchased Assets described in Section 1.1(f) and the Excluded Assets described in Section 1.2(a) (solely to the extent such Excluded Assets described in Section 1.2(a) are exclusively used in or related to the Seller’s or any of its Affiliates’ business operations outside of North America, other than the Indian Business), Section 1.2(g), Section 1.2(h) (other than with respect to any Excluded Assets that are designated by Purchaser as Purchased Assets pursuant to this Section 1.6, in which case any Claims that Seller may have with respect thereto shall be Purchased Assets), Section 1.2(i) and Section 1.2(j). Purchaser and Seller acknowledge and agree that (a) there shall be no reduction in the Purchase Price if Purchaser elects to designate any Purchased Assets as Excluded Assets and (b) there shall be no increase in the Purchase Price if Purchaser elects to designate any Excluded Assets as Purchased Assets. Notwithstanding any other provision hereof, the Liabilities of Seller under or related to any Purchased Asset excluded under this paragraph will constitute Excluded Liabilities; provided that the Assumed Liabilities, other than contracted Liabilities not assumed given the revisions to Schedule 1.6(a) or other designation of Purchased Assets as Excluded Assets hereunder, shall not be affected or impaired by the exclusion of any Purchased Asset hereunder.
(b)    Previously Omitted Contracts.
(i)    If prior to or following Closing, it is discovered that a Contract should have been listed on Schedule 1.6(a) but was not listed on Schedule 1.6(a), or if Purchaser desires in its sole discretion to acquire any Contract to which Seller is party (including any Non-Assumed Contract prior to the entry by the Bankruptcy Court of an order with respect thereto) (any such Contract, a “Previously Omitted Contract”), Seller shall, promptly following the discovery thereof or receipt of notice from Purchaser of its desire to acquire any such Contract (but in no event later than two (2) Business Days following the discovery thereof or receipt of such notice), notify Purchaser in writing of such Previously Omitted Contract. Purchaser shall thereafter deliver written notice to Seller, no later than five (5) Business Days following notification of such Previously Omitted Contract from Seller, designating such Previously Omitted Contract as “Assumed” or “Non-Assumed” (a “Previously Omitted Contract Designation”). A Previously Omitted Contract designated in accordance with this Section 1.6(b)(i) as “Non-Assumed,” or with respect to which Purchaser fails to timely deliver a Previously Omitted Contract Designation, shall be a Non-Assumed Contract.
(ii)    If Purchaser designates a Previously Omitted Contract as “Assumed” in accordance with Section 1.6(b)(i), (i) Schedule 1.6(a) shall be amended to include such Previously Omitted Contract and (ii) Seller shall serve a notice (the “Previously Omitted Contract Notice”) on the counterparties to such Previously Omitted Contract notifying such counterparties of Seller’s intention to assign and Purchaser’s intention to assume such Previously Omitted Contract in accordance with this Section 1.6. The Previously Omitted Contract Notice shall provide the counterparties to such Previously Omitted Contract with ten (10) Business Days to object, in writing to Seller and Purchaser, to the assumption of its Contract. If the counterparties, Seller and Purchaser are unable to reach a consensual resolution with respect to the objection, Seller will seek an expedited hearing before Bankruptcy Court to approve the assumption. If no objection is timely served on Seller and Purchaser, Seller shall obtain an order of the Bankruptcy Court approving the assumption of the Previously Omitted Contract. Seller and Purchaser shall execute, acknowledge and deliver such other instruments and take commercially reasonable efforts as are reasonably practicable for Purchaser to assume the rights and obligations under such Previously Omitted Contract.
(c)    Deemed Consents. For all purposes of this Agreement (including all representations and warranties of Seller contained herein), Seller shall be deemed to have obtained the required consents in respect of the assignment of any Assigned Contract if, and to the extent that, pursuant to the Sale Order or other Order, Seller is authorized to assume and assign to Purchaser, and Purchaser is authorized to accept, such Assigned Contracts pursuant to Section 365 of the Bankruptcy Code.
1.7    Further Conveyances and Assumptions. From time to time following the Closing, Seller and Purchaser will, and will cause their respective Affiliates to, execute, acknowledge and deliver all such further conveyances, notices, assumptions, assignments, releases and other instruments, and will take such further actions, as may be reasonably necessary to consummate more effectively the conveyance, transfer and delivery to Purchaser and its respective successors or assigns, of all rights, titles and interests to the Purchased Assets intended to be conveyed to Purchaser under this Agreement or as reasonably requested by Purchaser and to assure fully to Seller and its Affiliates and its successors and assigns, the assumption of the Assumed Liabilities intended to be assumed by Purchaser under this Agreement, and to otherwise make effective the transactions contemplated by this Agreement, except that nothing in this Section 1.7 will require Purchaser or any of its Affiliates to assume any Liabilities other than the Assumed Liabilities.
1.8    Disclaimer. PURCHASER HEREBY ACKNOWLEDGES AND AGREES THAT, EXCEPT AS EXPLICITLY PROVIDED IN THIS AGREEMENT, SELLER MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED, WITH RESPECT TO ANY MATTER RELATED TO THE PURCHASED ASSETS. WITHOUT LIMITING THE FOREGOING, SELLER HEREBY DISCLAIMS ANY WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AS TO ANY PORTION OF THE PURCHASED ASSETS. PURCHASER FURTHER ACKNOWLEDGES THAT PURCHASER HAS CONDUCTED AN INDEPENDENT INSPECTION AND INVESTIGATION OF THE PHYSICAL CONDITION OF THE PURCHASED ASSETS AND ALL SUCH OTHER MATTERS RELATED TO OR AFFECTING THE PURCHASED ASSETS AS PURCHASER DEEMED NECESSARY OR APPROPRIATE AND THAT IN PROCEEDING WITH ITS ACQUISITION OF THE PURCHASED ASSETS, EXCEPT FOR ANY REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS AGREEMENT, PURCHASER IS DOING SO BASED SOLELY UPON SUCH INDEPENDENT INSPECTIONS AND INVESTIGATIONS.
ARTICLE II

CONSIDERATION
2.1    Consideration.
(a)    The aggregate consideration (collectively, the “Purchase Price”) to be paid for the purchase of the Purchased Assets shall be equal to: (i) Fifty Million Dollars ($50,000,000) in cash plus (ii) the assumption of the Assumed Liabilities; provided, however, that Purchaser reserves the right to increase the Purchase Price, subject to the Bidding Procedures Order and applicable Law.
(b)    Limitation on Purchaser Liability. For the avoidance of doubt, Purchaser shall have no liability with respect to any costs, fees or expenses of any nature incurred by Seller or, if different, the debtors of Seller, following the Closing Date.
2.2    Withholding. Notwithstanding anything in this Agreement to the contrary, Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable to Seller pursuant to this Agreement such Taxes as may be required to be deducted and withheld from such consideration under the Code or any other applicable provision of U.S. or foreign Tax Law; provided, however, that Purchaser shall provide Seller at least three (3) Business Days prior written notice before making any such deduction and withholding, which such notice shall set forth the basis for such proposed deduction and withholding, and prior to making any such deduction and withholding, the Parties shall reasonably cooperate to seek to minimize any such Taxes. To the extent that any amounts are so deducted or withheld by Purchaser, such deducted and withheld amounts shall be (a) remitted by Purchaser to the applicable Governmental Body and (b) treated for all purposes of this Agreement as having been paid to Seller in respect of which such deduction and withholding was made.
2.3    Deposit. On the date of entry of the Bidding Procedures Order, Purchaser and Seller shall enter into an escrow agreement as mutually agreed upon between the Parties (the “Escrow Agreement”), with a nationally-recognized, third-party, United States-based escrow agent designated by Purchaser (the “Escrow Agent”), and Purchaser shall deposit into escrow with the Escrow Agent an amount equal to Five Million Dollars ($5,000,000) (such amount, together with any interest accrued thereon prior to the Closing Date, the “Deposit”) by wire transfer of immediately available funds pursuant to the terms of the Escrow Agreement. The Deposit shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of Purchaser or Seller. The Deposit shall not be refunded to Purchaser in the event of termination of this Agreement pursuant to Section 3.4(d), in accordance with Section 3.5. If this Agreement is terminated for any reason other than pursuant to Section 3.4(d), Purchaser shall instruct the Escrow Agent, and the Escrow Agent shall, within two (2) Business Days after such instruction, return to Purchaser the Deposit by wire transfer of immediately available funds. The Deposit shall be payable to Seller, pursuant to an instruction to the Escrow Agent by Seller, only in the event of a termination of this Agreement pursuant to Section 3.4(d), in which case the Deposit shall be delivered to an account designated by Seller by wire transfer of immediately available funds. The Escrow Agent’s escrow fees and charges shall be paid by Purchaser.
ARTICLE III

CLOSING AND TERMINATION
3.1    Closing. Subject to the satisfaction or waiver by the appropriate Party of the conditions set forth in Article IX, the closing of the purchase and sale of the Purchased Assets, the payment of the Purchase Price, the assumption of the Assumed Liabilities and the consummation of the other transactions contemplated by this Agreement (the “Closing”) shall occur as soon as practicable following the satisfaction or waiver of all conditions set forth in this Agreement (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). The Closing shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom, LLP, 4 Times Square, New York, New York 10036 or at such other place as the Parties may agree. Unless otherwise agreed by the Parties in writing, the Closing shall be deemed effective and all right, title and interest of Seller in the Purchased Assets to be acquired by Purchaser hereunder shall be deemed to have passed to Purchaser and the assumption of all of the Assumed Liabilities shall be deemed to have occurred as of 12:01 a.m. Eastern Time on the Closing Date.
3.2    Closing Deliveries by Seller. At or prior to the Closing, Seller shall deliver to Purchaser:
(a)    a bill of sale substantially in the form of Exhibit A (the “Bill of Sale”) duly executed by Seller;
(b)    an assignment and assumption agreement substantially in the form of Exhibit B (the “Assignment and Assumption Agreement”) duly executed by Seller;
(c)    a copy of the Sale Order;
(d)    copies of all instruments, certificates, documents and other filings (if applicable) necessary to release the Purchased Assets from all Encumbrances other than Permitted Encumbrances, including any applicable UCC termination statements, all in a form reasonably satisfactory to Purchaser;
(e)    copies of the waivers, consents and approvals, where applicable, for those executory contracts on Schedule 1.1(b), where such waivers, consents and approvals are required to operate the Business in the Ordinary Course of Business;
(f)    an officer’s certificate, dated as of the Closing Date, executed by a duly authorized officer of Seller certifying that the conditions set forth in Section 9.3(b) and Section 9.3(c) have been satisfied;
(g)    a copy of the resolutions adopted by the board of directors of Seller evidencing the authorization of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, certified by an authorized officer of Seller;
(h)    an instrument of assignment and assumption of the Leases related to the Assumed U.S. Leased Real Property substantially in the form of Exhibit C (the “Assignment and Assumption of U.S. Leases”), duly executed by Seller, in form for recordation with the appropriate public land records, if necessary;
(i)    only in the event Purchaser provides written notice to Seller indicating that Purchaser does not wish to include all of the shares of the Company Subsidiary Stock in the Purchased Assets and that Purchaser instead wishes to purchase the assets of the Company Subsidiary pursuant to Section 8.20, instruments of assignment and assumption of each India Lease related to the Assumed India Leased Real Property each substantially in the form of Exhibit C or such other form as each applicable landlord requires or such other form as the applicable Governmental Body requires (each, an “Assignment and Assumption of India Lease”, and collectively, the “Assignment and Assumption of India Leases”), duly executed by the Company Subsidiary, in form for recordation with the appropriate public land records, if necessary;
(j)    an Intellectual Property Assignment and Assumption Agreement substantially in the form of Exhibit D (the “IP Assignment and Assumption Agreement”), executed accordingly by Seller;
(k)    possession of the Purchased Assets and the Business;
(l)    a duly executed certificate of Seller, in the form prescribed under Treasury Regulation Section 1.1445-2(b)(2)(iv) and substantially in the form of Exhibit E. Notwithstanding anything to the contrary contained herein, if Seller fails to provide such a certificate, Purchaser shall proceed with the Closing and shall be entitled to withhold from the consideration payable pursuant to this Agreement to Seller the requisite amounts in accordance with Section 1445 of the Code;
(m)    such other bills of sale, deeds, endorsements, assignments and other good and sufficient instruments of conveyance and transfer, in form reasonably satisfactory to Purchaser, as Purchaser may reasonably request to vest in Purchaser all of Seller’s right, title and interest of Seller in, to or under any or all the Purchased Assets; and
(n)    such other documents as Purchaser may reasonably request that are not inconsistent with the terms of this Agreement and customary for a transaction of this nature and necessary to evidence or consummate the transactions contemplated by this Agreement.
3.3    Closing Deliveries by Purchaser. At the Closing, Purchaser shall deliver to (or at the direction of) Seller:
(a)    the Purchase Price, by wire transfer of immediately available funds;
(b)    the Cure Costs, in accordance with Section 1.3(b) and subject to the limitations set forth therein, by wire transfer of immediately available funds;
(c)    the Assignment and Assumption Agreement duly executed by Purchaser;
(d)    the Assignment and Assumption of U.S. Leases duly executed by Purchaser or a Designated Purchaser, as applicable;
(e)    only in the event Purchaser provides written notice to Seller indicating that Purchaser does not wish to include all of the shares of the Company Subsidiary Stock in the Purchased Assets and that Purchaser instead wishes to purchase Company Subsidiary Assets pursuant to Section 8.20, each Assignment and Assumption of India Lease duly executed by Purchaser or a Designated Purchaser, as applicable;
(f)    the Intellectual Property Assignment and Assumption Agreement, duly executed by Purchaser;
(g)    an officer’s certificate, dated as of the Closing Date, executed by a duly authorized officer of Purchaser certifying that the conditions set forth in Sections 9.2(a) and 9.2(b) have been satisfied; and
(h)    all other certificates, agreements and other documents required by this Agreement (or as Seller may reasonably request that are customary for a transaction of this nature and necessary to evidence or consummate the transactions contemplated by this Agreement) to be delivered by Purchaser at or prior to the Closing in connection with the transactions contemplated by this Agreement.
3.4    Termination of Agreement. This Agreement may be terminated only in accordance with this Section 3.4. This Agreement may be terminated at any time prior to the Closing, as follows:
(a)    by the mutual written consent of Seller and Purchaser;
(b)    by written notice of either Seller or Purchaser to such other Party, if
(i)    the Closing shall not have been consummated prior to or on the forty fifth (45th) day after the Agreement Date (but not including the date hereof) (the “Outside Date”); provided, however, that the Outside Date may be extended by the mutual written consent of Seller and Purchaser, for a period up to thirty (30) days to the extent that all conditions to Closing set forth in this Agreement are, in the reasonable judgment of Purchaser, capable of being satisfied as of such time; provided further, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 3.4(b) if such Party is in material breach of this Agreement;
(ii)    Seller has entered into an Alternative Transaction; or
(iii)    there is in effect a Final Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; it being agreed that Purchaser, in its sole discretion, shall be entitled to appeal promptly any adverse determination and pursue such appeal with reasonable diligence unless and until this Agreement is terminated pursuant to this Section 3.4;
(c)    so long as Purchaser is not in breach of its obligations under this Agreement, by written notice from Purchaser to Seller if:
(i)    Seller seeks to have the Bankruptcy Court enter an Order dismissing, or converting the Bankruptcy Cases into cases under Chapter 7 of the Bankruptcy Code or appointing a trustee in the Bankruptcy Cases or appointing an examiner with enlarged power related to the operation of the Business (beyond those set forth in Section 1106(a)(3) or (4) of the Bankruptcy Code) under Bankruptcy Code Section 1106(b);
(ii)    an order is entered dismissing the Bankruptcy Cases, converting the Bankruptcy Cases into cases under Chapter 7 of the Bankruptcy Code or appointing a trustee or examiner in the Bankruptcy Cases and such order is not reversed or vacated within fourteen (14) days after entry thereof;
(iii)    the Bidding Procedures Order shall not have been approved by the Bankruptcy Court by the close of business on the date that is fourteen (14) days after the Petition Date;
(iv)    following its entry, the Bidding Procedures Order shall fail to be in full force and effect or shall have been stayed, reversed, modified or amended in any material respect without the prior written consent of Purchaser;
(v)    the Bankruptcy Case is not filed by Seller within two (2) Business Days of the execution of this Agreement;
(vi)    the Auction, if one becomes necessary, is not held within five (5) Business Days of the deadline to submit bids pursuant to the Bidding Procedures Order;
(vii)    the Bankruptcy Court has not entered the Sale Order on or prior to the date that is forty (40) days after the Petition Date;
(viii)    the Sale Order shall have been stayed (and such stay results in the Closing not being consummated prior to the Outside Date), vacated, modified or supplemented without Purchaser’s prior written consent;
(ix)    the Sale Order has not become a Final Order within fourteen (14) days after the entry thereof;
(x)    following its entry, the Sale Order shall fail to be in full force and effect or shall have been stayed (and such stay results in the Closing not being consummated prior to the Outside Date), vacated, reversed, modified, supplemented or amended in any respect without the prior written consent of Purchaser;
(xi)    Seller breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform: (a) would give rise to the failure of a condition set forth in Article IX; (b) cannot be or has not been cured within thirty (30) days following delivery of notice to Seller of such breach or failure to perform; and (c) has not been waived by Purchaser;
(xii)    there has been a Material Adverse Effect;
(xiii)    Seller publicly announces any plan of reorganization or plan of liquidation or supports any such plan filed by any other party that does not provide for or otherwise contemplate the Closing pursuant to the terms of the Agreement;
(xiv)    Seller is in default under the DIP Financing Agreement, but only following and during the continuance of such a claimed default by Wells Fargo Bank, N.A., which is not subject to cure; or
(xv)    Purchaser has the right to terminate pursuant to Section 8.19.
(d)    by written notice from Seller to Purchaser, if Purchaser materially breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform:
(i)    would give rise to the failure of a condition set forth in Article IX;
(ii)    cannot be or has not been cured prior to the Outside Date and within thirty (30) days following delivery of notice to Purchaser of such breach or failure to perform; and
(iii)    has not been waived by Seller; and
(e)    automatically upon the consummation of an Alternative Transaction.
Each condition set forth in this Section 3.4, pursuant to which this Agreement may be terminated shall be considered separate and distinct from each other such condition. If more than one of the termination conditions set forth in this Section 3.4 is applicable, the applicable Party shall have the right to choose the termination condition pursuant to which this Agreement is to be terminated. The Parties acknowledge and agree that no notice of termination provided pursuant to this Section 3.4 shall become effective until two (2) Business Days after the delivery of such notice to the other Parties, and only if such notice shall not have been withdrawn during such two (2) Business Day period.
3.5    Procedures Upon Termination. In the event of termination and abandonment by Purchaser or Seller, or both such Parties, pursuant to Section 3.4 hereof, written notice thereof shall forthwith be given to the other Party or Parties, and this Agreement shall terminate, and the purchase and assumption of the Purchased Assets and the assumption of the Assumed Liabilities hereunder shall be abandoned, without further action by Purchaser or Seller. If this Agreement is terminated as provided herein, each Party shall return all documents, work papers and other material of any other Party related to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the Party furnishing the same. If this Agreement is terminated pursuant to Section 3.4(a), Section 3.4(b) (other than Section 3.4(b)(ii)) or Section 3.4(c), Seller shall pay in cash to Purchaser the Expense Reimbursement. The obligations of Seller to pay Purchaser the Expense Reimbursement pursuant to the foregoing sentence (i) ) upon entry of (x) a final order approving the DIP Financing Agreement and (y) a sales procedure order in form and substance acceptable to Wells Fargo Bank, N.A. that approves, inter alia, the Stalking Horse Bid Protections as such term is defined in the Order approving the DIP Financing Agreement, shall be included within the Carveout as such term is defined in the DIP Financing Agreement and related Order approving same, (ii) shall not be subordinate to any other administrative expense claim against Seller, and (iii) shall survive the termination of this Agreement in accordance with Section 3.6. In addition, if this Agreement is terminated pursuant to Section 3.4(b)(ii) or Section 3.4(e), Seller shall pay to Purchaser the Expense Reimbursement and the Break-Up Fee. Furthermore, if this Agreement is terminated pursuant to Section 3.4(b) (other than Section 3.4(b)(ii)) or Section 3.4(c) and within twelve (12) months of such termination the Seller consummates an Alternative Transaction or enters into an agreement with respect to an Alternative Transaction (that is ultimately consummated), Seller shall pay to Purchaser the Expense Reimbursement and the Break-Up Fee. In each of the foregoing cases of termination, upon payment of the applicable Expense Reimbursement and/or Break-Up Fee payable under this Section 3.5, the Parties shall have no further obligations to one another except for any obligations that, by their terms, survive the termination of this Agreement, as described in Section 3.6.
Upon payment of the Expense Reimbursement and Break-Up Fee payable under this Section 3.5, the Parties shall have no further obligations to one another except for any obligations that, by their terms, survive the termination of this Agreement, as described in Section 3.6. If this Agreement is terminated pursuant to Section 3.4(d), the Deposit shall be payable to Seller, pursuant to an instruction to the Escrow Agent by Seller, in which case the Deposit shall be delivered to an account designated by Seller by wire transfer of immediately available funds, and the Parties shall have no further obligations to one another except for any obligations that, by their terms, survive the termination of this Agreement as described in Section 3.6. Notwithstanding anything to the contrary contained in this Agreement, if Purchaser shall default under or breach any of its obligations in this Agreement, the Deposit shall constitute Seller’s full and complete liquidated damages and Seller’s sole and exclusive remedy against Purchaser or any of its Affiliates or their respective partners, officers, directors and shareholders for any and all damages suffered or incurred by Seller in connection with this Agreement or any Ancillary Document, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such abandonment or termination.
3.6    Effect of Termination. In the event of termination of this Agreement pursuant to Section 3.4, this Agreement shall forthwith become null and void and there shall be no liability on the part of any Party or any of its partners, officers, directors or shareholders; provided, however, that this Section 3.6, Seller’s obligation to pay the Expense Reimbursement and Break-Up Fee pursuant to Sections 3.5 and 7.1, Article XII (Miscellaneous), and the Bidding Procedures Order (if entered) shall survive any such termination and return of the Deposit. Each Party acknowledges that the agreements contained in this Section 3.6 and in Section 3.5 are an integral part of the transactions contemplated by this Agreement, that without these agreements such Party would not have entered into this Agreement, and that any amounts payable pursuant to this Section 3.6 and Section 3.5 do not constitute a penalty.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER
Subject to the exceptions noted in the schedules delivered by Seller following the Agreement Date (the “Seller Disclosure Schedules”), and provided that (i) disclosure in any section of the Seller Disclosure Schedules shall be deemed to be disclosed with respect to any other Section of this Agreement to the extent that it is reasonably apparent on the face of the Seller Disclosure Schedules that such disclosure is applicable to such other Section notwithstanding the omission of a reference or cross-reference thereto and (ii) the mere inclusion of an item in the Seller Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, would have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Seller represents and warrants to Purchaser as follows as of the date hereof and as of the Closing Date:
4.1    Organization and Qualification. Seller is duly incorporated, organized or formed and is validly existing and in good standing under the Laws of the jurisdiction of its incorporation. Seller has all requisite power and authority to own, use lease and operate its properties and to carry on its business (including the Business) as it is now being conducted, subject to the provisions of the Bankruptcy Code. Seller has previously delivered to Purchaser complete and correct copies of its Organizational Documents, as amended and in effect on the Agreement Date. Seller is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the Business or the ownership, use, operation or leasing of its properties makes such qualification or licensing necessary, except for such failures to be so qualified or licensed or in good standing as would not have, or would not reasonably be likely to result in, individually or in the aggregate, a Material Adverse Effect.
4.2    Authorization of Agreement. Subject to the entry of the Sale Order, Seller has all requisite power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each of the Ancillary Documents to which it is a party, the performance by Seller of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action on the part of Seller. This Agreement has been, and at or prior to the Closing, each of the Ancillary Documents to which it is a party will be, duly and validly executed and delivered by Seller and (assuming the due authorization, execution and delivery by the other Parties, and the entry of the Sale Order) this Agreement constitutes, and each Ancillary Document to which it is a party when so executed and delivered (assuming the due authorization, execution and delivery by the other parties thereto) will constitute, legal, valid and binding obligations of Seller, enforceable against Seller in accordance with its terms.
4.3    Conflicts; Consents; Compliance with Law.
(a)    Subject to the entry of the Sale Order and except as set forth on Schedule 4.3(a) of the Seller Disclosure Schedules, the execution, delivery and performance by Seller of this Agreement or any Ancillary Document to which it is a party, the compliance by Seller with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby or thereby and the taking by Seller of any other action contemplated hereby or thereby, do not and will not contravene, violate or conflict with any term or provision of its respective Organizational Documents.
(b)    Except (i) for the entry of the Sale Order, (ii) for notices, filings and consents required in connection with the Bankruptcy Cases and (iii) as set forth on Schedule 4.3(b) of the Seller Disclosure Schedules, no filing with, registration with , declaration with, notice to, waiver from, approval from or consent from any Person is required nor will any violation or breach of or event that will constitute (with or without notice or lapse of time or both) a default (or give to others any right of termination, amendment, acceleration or cancellation) under, or result in the triggering of any payments or result in the creation of any Encumbrance on any of the Purchased Assets, the assets, properties, rights, interests and claims of the Company Subsidiary (including the India Leased Real Property) (the “Company Subsidiary Assets”), pursuant to any of the terms, conditions or provisions of any Assigned Contract (including any Contract to which the Company Subsidiary is party) in connection with the execution, delivery and performance by Seller of this Agreement or the Ancillary Documents to which it is a party or the consummation of the transactions contemplated hereby or thereby, other than such filings, registrations, declarations, notices, waivers, approvals or consents, the failure of which to make or obtain would not have, or would not reasonably be likely to result in, individually or in the aggregate, a Material Adverse Effect.
(c)    The execution and delivery by Seller of this Agreement and the Ancillary Documents does not conflict with or violate any Law by which any material property asset of Seller or Company Subsidiary is bound.
4.4    Title to Purchased Assets. Seller has good and marketable title to, or a valid and binding leasehold interest in, the Purchased Assets, free and clear of all Encumbrances other than Permitted Encumbrances, and the Company Subsidiary has good and marketable title to, or a valid and binding leasehold interest in, the Company Subsidiary Assets that constitute Purchased Assets, free and clear of all Encumbrances other than Permitted Encumbrances, and, following the Closing, Purchaser, subject to the entry of the Sale Order, shall acquire good and marketable title to, or a valid and binding leasehold interest in, such Purchased Assets, in each case free and clear of all Encumbrances other than Permitted Encumbrances to the fullest extent permissible under Section 363(f) of the Bankruptcy Code.
4.5    Company Subsidiary Stock. All of the outstanding shares of capital stock of the Company Subsidiary are duly authorized, validly issued, fully paid and non-assessable.
4.6    Real Property.
(a)    Neither Seller nor the Company Subsidiary owns any real property, individually or collectively, in whole or in part.
(b)    Schedule 4.6(a) of the Seller Disclosure Schedules sets forth a correct and complete list of the Combined Leased Real Property and a correct and complete list of the Combined Leases pertaining to the Combined Leased Real Property. Seller will make available true and complete copies of all Combined Leases to Purchaser. Except for the Excluded Leased Real Property, Leased Real Property located outside the United States and India Leased Real Property located outside of India, the Combined Leased Real Property constitutes all of the real property leased or otherwise occupied by Seller. Each Combined Lease is valid, binding, in full force and effect and enforceable in accordance with its respective terms against Seller or the Company Subsidiary, as applicable, and, to Seller’s Knowledge, each other party to such Combined Lease, and, to Seller’s Knowledge, the Combined Leases will continue to be legal, valid, binding, enforceable and in full force and effect on the same material terms immediately following the consummation of the transactions contemplated hereby. Seller and the Company Subsidiary, as applicable, hold a valid and existing leasehold interest in the Combined Leased Real Property, in each case free and clear of any Encumbrance (other than Permitted Encumbrances). Seller and the Company Subsidiary are in material compliance with the terms of all of the Combined Leases, and there are no existing material defaults or material breaches and there has not occurred any event that, with the passage of time or the giving of notice or both, would constitute a material default or material breach under any of the Combined Leases by Seller or the Company Subsidiary or, to Seller’s Knowledge, by any other party to any Combined Lease. Neither Seller nor the Company Subsidiary has given or received any written notice alleging any default under any Combined Lease or given or received any written notice that any party to any Combined Lease intends to cancel or terminate such Combined Lease. Neither Seller nor the Company Subsidiary has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered its interest in the Combined Leased Real Property or any of its rights under any Combined Lease.
(c)    Except as set forth on Schedule 4.6(c) of the Seller Disclosure Schedules there are no leases, subleases, sub-subleases, licenses, occupancy agreements, options, rights or other agreements or arrangements to which Seller or the Company Subsidiary is granting any Person any right to use, occupy, enjoy or otherwise obtain a real property interest in all or any portion of any Combined Leased Real Property.
(d)    To Seller’s Knowledge, the Combined Leased Real Property is in material compliance with all Laws related to the Business as it is currently conducted on such Combined Leased Real Property. Seller and the Company Subsidiary are in material compliance with all Encumbrances and other matters of record affecting the Combined Leased Real Property.
(e)    To Seller’s Knowledge, there are no pending or threatened claims regarding condemnation or eminent domain with respect to any portion of any of the Combined Leased Real Property. To Seller’s Knowledge, there is no writ, injunction, decree, order or judgment outstanding, nor any action, Claim, suit or proceeding pending or threatened, related to the ownership, lease, use, occupancy or operation by any Person of the Combined Leased Real Property.
(f)    Except as provided by the Combined Leases, there are no outstanding contracts, commitments, options, rights of first offer or rights of first refusal (i) to which Seller, the Company Subsidiary or any of their Subsidiaries is a party or (ii) to Seller’s Knowledge, to which any landlord and parties other than Seller, the Company Subsidiary or any of their Subsidiaries is a party, in each case, granted to third parties to purchase or lease any of the Combined Leased Real Property, or any portion thereof or interest therein.
(g)    The Combined Leased Real Property is in good condition and repair in all material respects, subject to ordinary wear and tear, and is sufficient in all material respects for the uses in which such property is presently employed.
(h)    To Seller’s Knowledge, the Combined Leased Real Property is not subject to any use restriction, exception, reservation or limitation which in any material respect interferes with or impairs the present and continued use thereof in the Ordinary Course of Business.
4.7    Tangible Personal Property. Schedule 4.7 of the Seller Disclosure Schedules sets forth all leases of personal property (“Personal Property Leases”) used in or related to the Business. Seller or the Company Subsidiary or any of their Subsidiaries has a valid and enforceable leasehold interest under each Personal Property Lease under which it is a lessee, as applicable.
4.8    Intellectual Property.
(a)    Schedule 4.8(a) of the Seller Disclosure Schedules sets forth an accurate and complete list of all registrations and applications for Purchased Intellectual Property that is the subject of registration or an application with a Governmental Body.
(b)    Except as set forth on Schedule 4.8(b) of the Seller Disclosure Schedules, to Seller’s Knowledge, Seller owns all right, title and interest to the Purchased Intellectual Property and can convey the Purchased Intellectual Property free and clear of Encumbrances pursuant to the Sale Order.
(c)    To the Knowledge of Seller, no Person is engaging in any activity that infringes, violates or constitutes a misappropriation of any Purchased Intellectual Property and all of the Purchased Intellectual Property is subsisting and has not been held invalid or unenforceable by a court of competent jurisdiction.
(d)    To the Knowledge of Seller, the conduct of the Business as presently conducted, does not infringe, violate or constitute a misappropriation of any valid Intellectual Property rights of any third party, and no claim has been asserted against Seller or any of its Subsidiaries that the use of any Purchased Intellectual Property or the operation of the Business infringes, misappropriates or violates the Intellectual Property of any third party, except for any such alleged infringement, misappropriation or violation that would not have, or would not reasonably be likely to result in, individually or in the aggregate, a Material Adverse Effect.
(e)    Seller and the Company Subsidiary have taken commercially reasonable steps to protect and maintain the confidentiality of the information of Seller and the Company Subsidiary that is of a nature that Seller or the Company Subsidiary intends to keep confidential.
(f)    Except as set forth on Schedule 4.8(f) of the Seller Disclosure Schedules, and except as would not have, or would not reasonably be likely to result in, individually or in the aggregate, a Material Adverse Effect, (i) no third party software subject to an “open source” or similar license has been distributed, licensed or used by Seller or the Company Subsidiary in a manner that requires the licensing or provision of source code to any material software owned by or, to the Knowledge of Seller, developed by or on behalf of Seller (the “Seller Source Code”) to third parties; (ii) no rights have been granted in the Ordinary Course of Business to any Person other than Seller or the Company Subsidiary to access or possess any Seller Source Code, other than any such rights granted to (x) customers with respect to source code included in customer deliverables or services, and (y) service providers in connection with services provided to Seller or the Company Subsidiary, in each case subject to confidentiality obligations with respect to such access or possession.
(g)    Except as would not have, or would not reasonably be likely to result in, individually or in the aggregate, a Material Adverse Effect, (i) Seller and the Company Subsidiary have implemented (A) commercially reasonable measures to protect the integrity and security of their information technology systems used in connection with the operations of Seller’s and the Company Subsidiary’s businesses from viruses, worms, Trojan horses, malicious or unauthorized code, “time bombs”, disabling programs, or similar programs that permit unauthorized access or the unauthorized disruption, impairment, disablement or erasure of data or software and from unauthorized access and (B) commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures and (ii) to the Knowledge of Seller, there have been no material security breaches in the information technology systems used by or on behalf of Seller or the Company Subsidiary.
(h)    Each of Seller and the Company Subsidiary, respectively, owns, leases or licenses, or has services provided to it using, all computer systems that are necessary for the operations of its respective business as presently conducted. Since December 31, 2015, there has been no failure or other substandard performance of any computer systems that has caused any disruption to the business of Seller or the Company Subsidiary, other than such disruption as would not have, or would not reasonably be likely to result in, individually or in the aggregate, a Material Adverse Effect.
(i)    Each of Seller and the Company Subsidiary is in compliance in all material respects with applicable Law, as well as its own policies, related to privacy, data protection, and the collection and use of personal information collected, used, or held for use by Seller or the Company Subsidiary, as applicable, and as of the date hereof, to the Knowledge of Seller, no claims are pending or threatened against Seller or the Company Subsidiary, as applicable, alleging a violation of any Person’s privacy or personal information, except as would not reasonably be expected to be, individually or in the aggregate, material and adverse to Seller and the Company Subsidiary, taken as a whole.
4.9    Litigation. Except as set forth on Schedule 4.9 of the Seller Disclosure Schedules and other than in connection with the Bankruptcy Cases, there is no suit, action, litigation, arbitration proceeding or governmental proceeding or audit, including appeals and applications for review, in progress, pending or, to Seller’s Knowledge, threatened against or related to the Business.
4.10    Permits. Each of Seller and the Company Subsidiary is, in all material respects, in compliance with the terms of all material Permits required for the conduct of the Business.
4.1    Inventory.
(a)    To Seller’s Knowledge, no Inventory is materially damaged, including damage caused by water, except for any such damage which would not have, or would not reasonably be likely to result in, individually or in the aggregate, a Material Adverse Effect on the Inventory taken as a whole.
(b)    The Inventory is in working condition except for such failure to be in working condition which would not have, or would not reasonably be likely to result in, individually or in the aggregate, a Material Adverse Effect on the Inventory taken as a whole.
4.2    Contracts. The Assigned Contracts and Non-Assumed Contracts include all Contracts material to the operation of the Business. Except (a) for defaults that will be cured through the payment of the Cure Costs, (b) for defaults arising solely as a consequence of the commencement of the Bankruptcy Cases or (c) as set forth on Schedule 4.12 of the Seller Disclosure Schedules, neither Seller nor any of Seller’s Subsidiaries has, and, to Seller’s Knowledge, no other party to any Assigned Contract has, commenced any action against any of the parties to any Assigned Contract or given or received any written notice of any material default or material violation under any Assigned Contract that has not been withdrawn or dismissed. Each Assigned Contract is, or will be upon the Closing, valid, binding and in full force and effect in accordance with its terms.
4.3    Assets Necessary to Business. Subject to (a) any transition services agreement that may be executed between the Parties, and (b) the exclusion of the Excluded Assets, the Purchased Assets constitute all of the assets, properties, licenses and Contracts necessary to conduct the Business in substantially the same manner as the Business has been conducted prior to the date hereof, subject to ordinary wear and tear.
4.4    Tax Returns; Taxes.
(a)    All income and other material Tax Returns required to have been filed by or with respect to Seller or the Company Subsidiary with respect to the Purchased Assets or the Business have been duly and timely filed, such Tax Returns are true, correct and complete in all material respects, and copies of all Business Tax Returns will be delivered to Purchaser (or its representatives) prior to the Closing. Except as set forth on Schedule 4.14(a) of the Seller Disclosure Schedules, neither Seller nor the Company Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return required to be filed by Seller or the Company Subsidiary, as applicable, with respect to the Purchased Assets or the Business.
(b)    Subject to any obligation of Seller under the Bankruptcy Code, all Taxes related to the Business or the Purchased Assets have been paid or adequate provision in accordance with GAAP for the payment of all Taxes required to be paid has been made.
(c)    No waiver, extension, or comparable consent regarding the application of the statute of limitations with respect to any Taxes or Tax Returns related to the Business or the Purchased Assets is outstanding, nor is there pending any request for such a waiver, extension, or comparable consent.
(d)    Except as set forth on Schedule 4.14(d) of the Seller Disclosure Schedules, no Tax Proceeding is pending or has been proposed in writing with respect to the Purchased Assets or the Business, nor to the Knowledge of Seller, has any Tax Proceeding related to the Purchased Assets or the Business been threatened or asserted in writing. No Governmental Body has made a claim in writing that the Business or the Purchased Assets may be subject to Tax, or that a Tax Return related to the Business or the Purchased Assets may be required to be filed, in a jurisdiction where no such Tax Returns have been filed.
(e)    There are no Encumbrances for Taxes on the Purchased Assets or the Company Subsidiary Assets, other than Permitted Encumbrances. There are no material unpaid Taxes due and owing by Seller, the Company Subsidiary or by any other Person (including any corporation with which Seller or the Company Subsidiary files or has filed a consolidated, combined or unitary return) that are or could reasonably be expected to become an Encumbrance on the Purchased Assets or the Company Subsidiary Assets.
(f)    The Company Subsidiary will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period ending on or after the Closing Date as a result of any: (i) change in method of accounting made on or prior to the Closing Date, (ii) use of an improper method of accounting on or prior to the Closing Date, (iii) “closing agreement” as described in Section 7121 of the Code (or a similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date or (v) prepaid amount received on or prior to the Closing Date.
(g)    The Company Subsidiary is not (i) a party to any Tax allocation, indemnity, sharing or similar agreement that will not be terminated and settled prior to the Closing (excluding, for the avoidance of doubt, any Contract entered into in the ordinary course of business containing customary Tax allocation or gross-up provisions and which does not relate primarily to Taxes), or (ii) liable for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or a similar provision of state, local or foreign Tax Law) as a transferee or successor, by Contract or otherwise.
(h)    All material Taxes related to the Business or the Purchased Assets required to be withheld and paid, including in connection with any amounts owing to any employee, independent contractor, creditor, stockholder or third party, have been duly and timely withheld and remitted to the appropriate Governmental Body.
4.5    Employees; Seller Plans.
(a)    Seller has provided Purchaser with a true, complete and correct list of the Employees, specifying their legal employer, position, annual salary, target bonus opportunity, value of accrued but unused vacation time, and date of hire. Seller is in compliance in all material respects with all Laws related to the employment, classification, and termination of employment of the Employees.
(b)    Except as set forth on Schedule 4.15(b) of the Seller Disclosure Schedules, there are no material Actions pending or, to the Knowledge of Seller, threatened, against Seller or the Company Subsidiary by any Employee, former employee or current or former individual independent contractor or consultant of Seller or the Company Subsidiary, except those that would not have, or would not reasonably be likely to result in, individually or in the aggregate, a material Liability to Seller or the Company Subsidiary.
(c)    Schedule 4.15(d) of the Seller Disclosure Schedules is a true and complete list of each Seller Plan, indicating which Seller Plans are Company Subsidiary Plans. Seller or one of its Affiliates has provided Purchaser with complete and correct copies of each material Seller Plan and, in respect of each Company Subsidiary Plan, as applicable: (i) the plan documents and summary plan descriptions, or a written description of the terms of any material Company Subsidiary Plan that is not in writing; (ii) any related trust agreements, insurance contracts, and insurance policies; (iii) any notices to or from a governmental authority relating to any compliance issues in respect of any such Company Subsidiary Plan; (iv) the most recent annual report or similar compliance documents required to be filed with any governmental authority with respect to such Company Subsidiary Plan; (v) any determination letter issued by a governmental authority relating to the satisfaction of applicable Law necessary to obtain the most favorable tax treatment; and (vi) all other material Contracts relating to each Company Subsidiary Plan, including administrative service agreements.
(d)    Schedule 4.15(d) of the Seller Disclosure Schedules is a true and complete list of each Seller Plan. Seller or one of its Affiliates has made available to Purchaser complete and correct copies of each material Seller Plan. Each Seller Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other Laws. With respect to Seller Plans maintained for the benefit of any Employee (or former Employee) who performs services outside the United States (each, an “International Seller Plan”), and except as would not, individually or in the aggregate, reasonably be expected to result in a material Liability to Seller or any of its Subsidiaries, each International Seller Plan, if intended to qualify for special Tax treatment, meets all applicable requirements, and if required to be funded, book-reserved or secured by an insurance policy, is so fully funded, book-reserved or secured, based on reasonable actuarial assumptions.
(e)    None of Seller or its ERISA Affiliates maintains, sponsors, contributes to, or within the previous six (6) years had an obligation to maintain, sponsor or contributed to, or has any Liability in respect of any Employee with respect to any (i) plan subject to Title IV of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” as defined in Section 210 of ERISA or Section 413(c) of the Code, (iv) a “funded welfare plan” within the meaning of Section 419 of the Code or (v) a voluntary employees’ beneficiary association under Section 501(c)(9) of the Code. No Seller Plan provides post-termination or retiree life insurance, health or other welfare benefits to any person, other than pursuant to Section 4980B of the Code or any similar applicable Law.
(f)    Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, except as otherwise contemplated by this Agreement, either alone or in conjunction with any other event, (i) result in any material payment or benefit becoming due or payable, or required to be provided, to any Employee, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such Employee, (iii) result in the acceleration of the time of payment, vesting or funding of any such material benefit or material compensation or (iv) result in the payment of any amount to any current or former Employee that would not be deductible by reason of Section 280G of the Code. There is no Contract, agreement, arrangement or policy to which Seller or any of its Subsidiaries is a party or by which it is bound to compensate any Person for excise Taxes paid pursuant to Section 4999 of the Code.
(g)    Schedule 4.15(g) of the Seller Disclosure Schedules lists all written employment and consulting agreements for current Employees to which Seller or the Company Subsidiary is a party. Seller has provided Purchaser with complete and correct copies of the agreements listed on Schedule 4.15(g) of the Seller Disclosure Schedules, together with all amendments thereto.
4.6    Labor Matters.
(a)    Other than as set forth on Schedule 4.16(a) of the Seller Disclosure Schedules, (i) neither Seller nor the Company Subsidiary is a party to any Collective Bargaining Agreement with respect to its Employees, (ii) no Employee of Seller or the Company Subsidiary is represented by any labor organization, (iii) no labor organization or group of Employees of Seller or the Company Subsidiary has made a demand for recognition or request for certification that is pending as of the date hereof, nor have there been any such demands or requests in the last three (3) years and (iv) there are no representation or certification proceedings or petitions seeking a representation election presently pending or, to the Knowledge of Seller, threatened, to be brought or filed with the United States National Labor Relations Board or other labor relations tribunal involving Seller, nor have there been any such proceedings in the last three (3) years.
(b)    There are no strikes, lockouts, work stoppages or slowdowns pending or, to the Knowledge of Seller, threatened against or involving Seller or the Company Subsidiary, nor have there been any such events in the last three (3) years.
(c)    No Employee is in any respect in material violation of any term of any employment agreement, nondisclosure agreement common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation to (i) Seller or the Company Subsidiary, as applicable, or (ii), to the Knowledge of Seller, to any former employer of any such Employee related to (A) the right of any such Employee to be employed by Seller or the Company Subsidiary, as applicable, or (B) to the knowledge or use of any trade secrets or proprietary information.
(d)    Neither Seller nor the Company Subsidiary is a government contractor or otherwise required to comply with the obligations of Executive Order 11246.
(e)    Neither Seller nor the Company Subsidiary has incurred any material liability under the WARN Act or similar Laws of any jurisdiction, which remains unpaid or unsatisfied, and neither Seller nor the Company Subsidiary has terminated the employment of any employees, separately or as a group, that triggered any obligations under such Laws without giving the notices required thereunder, that would have, or would reasonably be likely to result in, individually or in the aggregate, a Material Adverse Effect.
4.1    Financial Statements. Schedule 4.17 of the Seller Disclosure Schedules contains copies of the unaudited monthly balance sheet for Seller’s North American business for the 2016 calendar year and for the months of January and February 2017, as Seller’s North American business existed as of each such date, (the “Financial Statements”). The Financial Statements were prepared in accordance with GAAP.
4.2    Environmental Matters. Except as set forth on Schedule 4.18 of the Seller Disclosure Schedules, to the Knowledge of Seller, (a) with respect to the Combined Leased Real Property, there is no pending or threatened suit, verbal or written notice, investigation, claim, litigation, action or proceeding by any Governmental Body or any other Person that could reasonably be expected to result in any material Environmental Liabilities and Obligations, (b) there has been no Release of Hazardous Materials at, from, on or under the Combined Leased Real Property that could reasonably be expected to require any material Remedial Action pursuant to any Environmental Law and (c) each of Seller and the Company Subsidiary, as applicable, has obtained and is in compliance with all material Permits that are required pursuant to any Environmental Law for the Combined Leased Real Property, and all such Permits are in full force and effect.
4.3    Absence of Certain Changes. Since September 30, 2016, there have not been any changes, effects or circumstances constituting, or which would reasonably be likely to result in, individually or in the aggregate, a Material Adverse Effect.
4.4    Restrictions on Business Activities. Other than customer Contracts entered into in the Ordinary Course of Business that contain non-compete provisions with respect to the business of the customer and which do not prohibit or impair the business practice of Seller or the Company Subsidiary in such a way as to be material and adverse to the Business, taken as a whole, neither Seller nor any of its Subsidiaries is party to or bound by any Contract containing any covenant limiting in any material respect the ability of the Business to engage or compete in any line of business or to compete with any Person.
4.5    Customers and Vendors. Schedule 4.21(a) of the Seller Disclosure Schedules lists the forty (40) largest customers of the Business (determined on the basis of aggregate revenues recognized by the Business over the fiscal year ended December 31, 2016) (each, a “Major Customer”). Schedule 4.21(b) lists the ten largest vendors of the Business (determined on the basis of aggregate purchases made by the Business over the fiscal year ended December 31, 2016) (each, a “Major Vendor”). Neither Seller nor any of its Subsidiaries has in the twelve (12) months immediately preceding the date of this Agreement received, as of the date of this Agreement, any notice in writing from any Major Customer or Major Vendor that such Major Customer or Major Vendor intends to terminate, or not renew, its relationship with Seller or any of its Subsidiaries, or institute any Action against Seller or any of its Subsidiaries.
4.6    No Other Representations or Warranties. Except for the representations, warranties and covenants of Seller expressly contained herein, neither Seller nor its representatives, nor any other Person, makes any other express or implied warranty (including any implied warranty of merchantability or fitness for a particular purpose) on behalf of Seller, including (a) the probable success or profitability of ownership, use or operation of the Purchased Assets by Purchaser after the Closing, (b) the probable success or results in connection with the Bankruptcy Court and the Sale Order, and (c) the value, use or condition of the Purchased Assets, which are being conveyed hereby on an “As Is”, “Where Is” condition at the Closing Date, without any warranty whatsoever (including any implied warranty of merchantability or fitness for a particular purpose).
ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER
Subject to the exceptions noted in the schedules delivered by Purchaser following the Agreement Date (the “Purchaser Disclosure Schedules”), and provided that (i) disclosure in any section of the Purchaser Disclosure Schedules shall be deemed to be disclosed with respect to any other Section of this Agreement to the extent that it is reasonably apparent on the face of the Purchaser Disclosure Schedules that such disclosure is applicable to such other Section notwithstanding the omission of a reference or cross-reference thereto and (ii) the mere inclusion of an item in the Purchaser Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, would have or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, Purchaser represents and warrants to Seller as follows as of the date hereof and as of the Closing Date:
5.1    Organization and Qualification. Purchaser is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Purchaser has all requisite power and authority to own, use, lease and operate its properties and to carry on its business as it is now being conducted. Purchaser is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of its business or the ownership, use, operation or leasing of its properties makes such qualification or licensing necessary, except for such failures to be so qualified or licensed or in good standing as would not have, or would not reasonably be likely to result in, individually or in the aggregate, a Purchaser Material Adverse Effect.
5.2    Authority. Purchaser has all requisite power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is a party, to perform its obligations hereunder and thereunder, to consummate the transactions contemplated hereby and thereby and to assume and perform the Assumed Liabilities. The execution and delivery of this Agreement by Purchaser and each of the Ancillary Documents to which it is a party, the performance by Purchaser of its obligations hereunder and thereunder, the consummation of the transactions contemplated hereby and thereby and the assumption and performance of the Assumed Liabilities have been duly and validly authorized by all necessary actions on the part of Purchaser. This Agreement has been, and at or prior to the Closing, each of the Ancillary Documents to which it is a party will be, duly and validly executed and delivered by Purchaser. Assuming the due authorization, execution and delivery of this Agreement and the Ancillary Documents by Seller and subject to the effectiveness of the Sale Order, this Agreement constitutes, and each Ancillary Document to which Purchaser is a party when so executed and delivered will constitute, legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with its terms.
5.3    No Inconsistent Obligations. Neither the execution and delivery of this Agreement or any of the Ancillary Documents contemplated hereby to which Purchaser is a party, nor the consummation of the transactions contemplated herein or therein in accordance with the Sale Order, will, to Purchaser’s knowledge, result in a violation or breach of, or constitute a default under, (a) the certificate of incorporation, as amended, the bylaws, or other organizational instruments of Purchaser, (b) any applicable ruling or order of any Governmental Body or (c) any writ, order, judgment, decree, law, rule, regulation or ordinance.
5.4    Conflicts; Consents.
(a)    The execution, delivery and performance by Purchaser of this Agreement or any Ancillary Document to which it is a party, the compliance by Purchaser with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby or thereby and the taking by Purchaser of any other action contemplated hereby or thereby, do not and will not contravene, violate or conflict with any term or provision of its Organizational Documents.
(b)    Except as set forth on Schedule 5.4(b) of the Purchaser Disclosure Schedules, no consent, waiver, approval, order or authorization of, or registration, qualification, designation or filing with any Governmental Body is required in connection with the execution, delivery and performance by Purchaser of this Agreement or the Ancillary Documents to which it is a party, the compliance by Purchaser with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby or thereby, the assumption and performance of the Assumed Liabilities or the taking by Purchaser of any other action contemplated hereby or thereby, other than such filings, notices or consents, the failure of which to make or obtain would not have, or would not reasonably be likely to result in, individually or in the aggregate, a Purchaser Material Adverse Effect.
5.5    Adequate Assurances Regarding Assigned Contracts. As of the Closing, Purchaser will be capable of satisfying the conditions contained in Sections 365(b)(1)(C) and 365(f) of the Bankruptcy Code with respect to the Assigned Contracts.
5.1    Financial Ability. Purchaser shall have at the Closing sufficient cash or other sources of immediately available funds to enable it to fulfill its obligations hereunder.
5.2    Investigation by Purchaser. Purchaser has conducted its own independent review and analysis of the Purchased Assets, the Assumed Liabilities, and the Business and acknowledges that Seller has provided Purchaser with reasonable access to the personnel, properties, premises, and records of the Business for this purpose. In entering into this Agreement, Purchaser has relied solely upon their own investigation and analysis, and Purchaser acknowledges that neither Seller nor any of its Affiliates makes or have made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or to be provided to Purchaser or its Affiliates, except for the representations and warranties contained in this Agreement (subject to the disclosures in the Seller Disclosure Schedules) and the Ancillary Documents, as applicable. Further, and notwithstanding anything to the contrary herein, Purchaser expressly acknowledges and agrees that, as of the Closing, it will acquire and accept the Purchased Assets “AS IS,” “WHERE IS,” and “WITH ALL FAULTS.”
ARTICLE VI

EMPLOYEES
6.1    Employee Matters.
(a)    Transfer of Employees. Seller will make available to Purchaser a correct and complete list of all of its current Employees no later than two Business Days following the Agreement Date, and shall update this list upon the request of Purchaser no more than once per week. Consistent with applicable law, Seller shall provide Purchaser access to its personnel records and personnel files, and shall provide such other information regarding its Employees as Purchaser may reasonably request.
(i)    Company Subsidiary Employees. Each Employee that is employed by the Company Subsidiary immediately prior to the Closing (each, a “Company Subsidiary Employee”) shall continue employment with the Company Subsidiary immediately following Closing or become employed by Purchaser or an Affiliate thereof.
(ii)    Offer Employees. Purchaser may extend offers of employment (which may be for employment with Purchaser or any of its Affiliates) to certain Employees whose employment does not transfer (each employee that receives an offer, an “Offer Employee).
(b)    Each offer of employment made pursuant to Section 6.1(a)(ii) shall (i) be contingent upon the Closing and the issuance of the Sale Order and (ii) provide, as of the date each Offer Employee commences employment with Purchaser or its Affiliates, for (A) the same base salary or wage rate, as applicable, as provided by Seller immediately prior to Closing, (B) annual or sales incentive opportunities (excluding equity and equity-based incentive opportunities) that are substantially comparable in the aggregate to those provided by Seller immediately prior to the Closing and (C) employee benefits that are substantially comparable in the aggregate to those provided by Seller immediately prior to the Closing.
(c)    Effective as of immediately after the Closing, except as required by applicable Law, (i) Seller shall, or shall cause its Subsidiaries to, terminate the employment of each Offer Employee who accepts an offer of employment from Purchaser or an Affiliate thereof, (ii) such Offer Employee shall cease to participate in or accrue further rights or benefits under any Seller Plan and (iii) Seller shall, or shall cause its Subsidiaries to, to refrain from, rehiring any such Offer Employee.
(d)    Seller shall be responsible for the payment of any severance payment or benefits that become due to any current or former employee, officer, director, member, partner or independent contractor as a result of the termination of such individual by Seller or any of its ERISA Affiliates. Seller shall be responsible for all legally mandated health care continuation coverage for its, and its Affiliates’, current and former employees (and their qualified beneficiaries) who had or have a loss of coverage due to a “qualifying event” (within the meaning of Section 603 of ERISA) which occurred or occurs on or prior to the Closing Date including any loss of coverage that results directly or indirectly from the transactions contemplated by this Agreement.
(e)    For purposes of payroll taxes with respect to Transferred Employees, Seller and Purchaser, and their respective Affiliates, shall use commercially reasonable efforts to treat the transaction contemplated herein as a transaction described in Treasury Regulation Sections 31.3121(a)(1)-1(b)(2) and 31.3306(b)(1)-1(b)(2), and the parties further agree to implement this treatment by utilizing solely Section 4 of Revenue Procedure 2004-53, STANDARD PROCEDURE FOR PREDECESSORS AND SUCCESSORS.
(f)    The provisions of this Section 6.1 are for the sole benefit of the parties to this Agreement only. Nothing contained herein, expressed or implied, (i) shall be construed to establish, amend or modify any Seller Plan, or any other benefit plan, program, agreement or arrangement, (ii) is intended to confer or shall confer upon any current or former employee any right to employment or continued employment, or constitute or create an employment agreement with any Transferred Employee, or (iii) is intended to confer or shall confer upon any individual or any legal representative of any individual (including employees, retirees, or dependents or beneficiaries of employees or retirees, and collective bargaining agents or representatives) any right as a third party beneficiary of this Agreement.
ARTICLE VII

BANKRUPTCY COURT MATTERS
7.1    Approval of Bid Protections and Overbid Protection.
(a)    Subject to the entry of the Bidding Procedures Order, in consideration for Purchaser having expended considerable time and expense in connection with this Agreement and the negotiation hereof and the identification and quantification of assets of Seller, Seller shall pay in cash to Purchaser promptly upon the effective date of termination of this Agreement in accordance with, and only to the extent provided in, the provisions of Section 3.5, the Expense Reimbursement plus the payment of a break-up fee of One Million Five Hundred Thousand Dollars ($1,500,000) (the “Break-Up Fee”, together with the Expense Reimbursement, the “Bid Protections”). In addition, the Bidding Procedures Order shall provide for an initial overbid protection in an amount equal to Three Million Dollars ($3,000,000), and minimum bid increments thereafter of Five Hundred Thousand Dollars ($500,000) (the “Overbid Protection”). The obligations of Seller to pay the Bid Protections under Section 3.5, (i) subject to the terms of the Order approving the DIP Financing Agreement, shall be allowed super-priority administrative expense claims under Sections 503(b) and 507 of the Bankruptcy Code and shall not be subordinate to any other administrative expense claim against Seller, and (ii) shall survive the termination of this Agreement in accordance with Section 3.6. The Bid Protections shall be paid in cash to Purchaser by wire transfer of immediately available funds to the account specified by Purchaser to Seller in writing on the closing of an Alternative Transaction; provided that Purchaser shall provide Seller documentation supporting the request for Expense Reimbursement at least two (2) Business Days prior to the closing of such Alternative Transaction. The Bidding Procedures Order shall approve the Bid Protections as set forth in this paragraph.
(b)    Seller agrees and acknowledges that Purchaser’s due diligence, efforts, negotiation and execution of this Agreement have involved substantial investment of management time and have required significant commitment of financial, legal and other resources by Purchaser and that such due diligence, efforts, negotiation and execution have provided value to Seller and, in Seller’s reasonable business judgment, is necessary for the preservation of the value of Seller’s estates. Seller further agrees and acknowledges that the Break-Up Fee and Expense Reimbursement are reasonable in relation to Purchaser’s efforts, Purchaser’s lost opportunities from pursuing this transaction and the magnitude of the transactions contemplated hereby. The provision of the Break-Up Fee and the Expense Reimbursement is an integral part of this Agreement, without which Purchaser would not have entered into this Agreement.
7.2    Competing Bid and Other Matters.
(a)    On the Petition Date, Seller shall file with the Bankruptcy Court an application or motion seeking approval of (i) the Bidding Procedures Order and (ii) the form of this Agreement (a true and complete copy of which shall be attached to such application or motion without schedules) and Seller’s authority to enter into this Agreement (the “Sale and Bidding Procedures Motion”); provided, that such application or motion and all exhibits thereto shall be in form and substance acceptable to Purchaser, in its sole discretion.
(b)    This Agreement and the transactions contemplated hereby are subject to Seller’s right and ability to consider higher or better competing bids with respect to the Business and a material portion of the Purchased Assets pursuant to the Bidding Procedures Order (each, a “Competing Bid”). Following completion of the Auction, if Purchaser is the Prevailing Bidder, Seller shall not initiate contact with, solicit or encourage submission of any inquiries, proposals or offers by, any Person in connection with any sale or other disposition of the Purchased Assets. In addition, unless otherwise directed by the Bankruptcy Court, Seller shall not after completion of the Auction respond to or pursue any proposed Alternative Transaction or perform any other acts related thereto.
(c)    If an Auction is conducted, and Purchaser is not the prevailing party at the conclusion of such Auction (such prevailing party, the “Prevailing Bidder”), Purchaser shall, if its bid is determined to be the next highest bid serve as a back-up bidder (the “Back-up Bidder”), keep Purchaser’s bid to consummate the transactions contemplated by this Agreement on the terms and conditions set forth in this Agreement (as the same may be improved upon in the Auction) open and irrevocable until the earlier of (i) 5:00 p.m. (prevailing Eastern Time) on the date which is 15 days after the date of the Sale Hearing (the “Outside Back-up Date”); provided, however, that notwithstanding the foregoing, in no event shall the Outside Back-up Date be later than the forty fifth (45th) day after the Agreement Date (but not including the date hereof) or (ii) the date of closing of an Alternative Transaction with the Prevailing Bidder. Subject to the terms of the Sale Order, following the Sale Hearing and prior to the Outside Back-up Date, if the Prevailing Bidder fails to consummate the applicable Alternative Transaction as a result of a breach or failure to perform on the part of such Prevailing Bidder, the Back-up Bidder will be deemed to have the new prevailing bid, and Seller will be authorized, without further order, but subject to the Sale Order, of the Bankruptcy Court, to consummate the transactions contemplated by this Agreement on the terms and conditions set forth in this Agreement (as the same may be improved upon in the Auction) with the Back-up Bidder.
(d)    Seller shall promptly serve true and correct copies of the Sale and Bidding Procedures Motion and all related pleadings in accordance with the Bidding Procedures Order, the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure, the Local Rules for the United States Bankruptcy Court for the District of Delaware and any other applicable order of the Bankruptcy Court.
7.3    Sale Order. The Sale Order shall be entered by the Bankruptcy Court. The Sale Order shall, among other things, (i) approve, pursuant to Sections 105, 363 and 365 of the Bankruptcy Code, (A) the execution, delivery and performance by Seller of this Agreement and the terms of this Agreement in all respects, (B) the sale of the Purchased Assets to Purchaser on the terms set forth herein and free and clear of all Claims and Encumbrances (other than Encumbrances included in the Assumed Liabilities and Permitted Encumbrances), and (C) the performance by Seller of its obligations under this Agreement; (ii) authorize and empower Seller to assume and assign to Purchaser the Assigned Contracts; (iii) enjoin and forever bar any creditors or any other person from bringing any claims or asserting any liens against Purchaser or the Purchased Assets other than for Assumed Liabilities; and (iv) find that (A) the consideration provided by Purchaser pursuant to this Agreement represents the highest or otherwise best offer for the Purchased Assets and constitutes reasonably equivalent value and fair consideration for the Purchased Assets, (B) as of the Closing, the transactions contemplated by this Agreement effect a legal, valid, enforceable and effective sale and transfer of the Purchased Assets, (C) Seller gave due and proper notice of the transactions contemplated by this Agreement to each party entitled to such notice, (D) this Agreement was negotiated and entered into at arms’ length and Purchaser is a “good faith” buyer within the meaning of Section 363(m) of the Bankruptcy Code and grants Purchaser the protections of Section 363(m) of the Bankruptcy Code, (E) the provisions of Section 363(n) of the Bankruptcy Code have not been violated and (F) Purchaser is not a successor to Seller. Purchaser agrees that it will promptly take such actions as are reasonably requested by Seller to assist in obtaining Bankruptcy Court approval of the Sale Order, including furnishing affidavits or other documents or information for filing with the Bankruptcy Court for purposes, among others, of (a) demonstrating that Purchaser is a “good faith” purchaser under Section 363(m) of the Bankruptcy Code and that the provisions of Section 363(n) of the Bankruptcy Code have not been violated, and (b) establishing adequate assurance of future performance within the meaning of Section 365 of the Bankruptcy Code.
7.4    Assigned Contracts. Seller shall serve on all non-Seller counterparties to all of its Assigned Contracts a notice specifically stating that Seller is or may be seeking the assumption and assignment of such Assigned Contracts.
7.5    Bankruptcy Filings. From and after the Agreement Date and until the Closing Date, Seller shall deliver to Purchaser drafts of any and all material pleadings, motions, notices, statements, schedules, applications, reports and other papers to be filed or submitted in connection with this Agreement for Purchaser’s prior review and comment at least one (1) day prior to any filing or submission, and such filings shall be acceptable to Purchaser in its sole discretion to the extent they relate to the Purchased Assets, any Assumed Liabilities or any of Purchaser’s obligations hereunder. Seller agrees to diligently prosecute the entry of the Bidding Procedures Order and the Sale Order. In the event an appeal is taken or a stay pending appeal is requested with respect to the Sale Order, Seller shall immediately notify Purchaser of such appeal or stay request and shall provide to Purchaser promptly a copy of the related notice of appeal or order of stay. Seller shall also provide Purchaser with written notice of any motion or application filed in connection with any appeal from such orders. In the event the entry of the Bidding Procedures Order or the Sale Order shall be stayed or appealed, Seller shall use its best efforts to defend such stay or appeal. Seller and Purchaser agree to use their reasonable efforts to obtain an expedited resolution of such appeal or stay request, provided that nothing herein shall preclude the Parties from consummating the transactions contemplated hereby, if the Sale Order shall have been entered and has not been stayed and Purchaser, in its sole and absolute discretion, waives in writing the condition that the Sale Order be a Final Order. Seller shall comply with all notice requirements (i) of the Bankruptcy Code and the Federal Rules of Bankruptcy Procedure, or (ii) imposed by the Sale Order, in each case, in connection with any pleading, notice or motion to be filed in connection herewith.
7.6    Sale Free and Clear. Seller acknowledges and agrees, and the Sale Order shall provide that, on the Closing Date and concurrently with the Closing, all then existing or thereafter arising obligations, Claims, Liabilities and Encumbrances of, against or created by Seller or its bankruptcy estate, to the fullest extent permitted by Section 363 of the Bankruptcy Code, shall be fully released from and with respect to the Purchased Assets. On the Closing Date, the Purchased Assets shall be transferred to Purchaser free and clear of all obligations, Claims, Liabilities and Encumbrances, other than Permitted Encumbrances and the Assumed Liabilities to the fullest extent permitted by Section 363 of the Bankruptcy Code.
ARTICLE VIII

COVENANTS AND AGREEMENTS
8.1    Conduct of Business of Seller. During the Pre-Closing Period, Seller shall, and shall cause the Company Subsidiary to, use commercially reasonable efforts, except as otherwise required, authorized or restricted pursuant to the Bankruptcy Code, an Order of the Bankruptcy Court or the DIP Financing Agreement, to operate the Business in the Ordinary Course of Business (among other things, Seller will not, and will cause the Company Subsidiary not to, incur unreasonable liabilities, including inappropriate factoring of accounts receivable, and shall use commercially reasonably efforts to pay all of its respective post-petition obligations in the Ordinary Course of Business and maintain a normalized level of working capital). Without limiting the generality of the foregoing, and except (x) as otherwise expressly provided in or contemplated by this Agreement, or (y) required, authorized or restricted pursuant to the Bankruptcy Code, an Order of the Bankruptcy Court or the DIP Financing Agreement, during the Pre-Closing Period, Seller may not, without the prior written consent of Purchaser, take, or cause Company Subsidiary to take, any of the following actions with respect to the Business or the Purchased Assets:
(a)    except as required pursuant to a Seller Plan in effect on the date hereof or otherwise required by applicable Law, (i) enter into, adopt, amend (including acceleration of vesting), modify or terminate any Seller Plan, other than routine amendments to health and welfare plans (other than severance plans) that do not materially increase benefits or result in a material increase in administrative costs, (ii) grant any increase in wages, salary, bonus or other compensation, remuneration or benefits of any Employee, (iii) terminate the employment of any Employee with a title of Vice President or above other than for cause or (iv) hire any person that would be an Employee;
(b)    except as set forth in Schedule 8.1(b), remove or permit to be removed from any Combined Leased Real Property any Purchased Asset (other than in connection with the sale of Inventory in the Ordinary Course of Business and the sale of fixtures, equipment and related assets in connection with the closing of facilities in an amount not to exceed $100,000);
(c)    sell, transfer, lease, sublease, sub-sublease or license to any third party, or abandon or otherwise dispose of, mortgage, hypothecate, pledge or otherwise encumber, any Purchased Asset, any of the Combined Leased Real Property or any of the Company Subsidiary Assets (other than sales of Inventory in the Ordinary Course of Business);
(d)    enter into, amend, terminate or renew (other than terminations in connection with (i) an expiration or (ii) a renewal that becomes automatically effective unless a party thereto provides prior notice of an intention not to renew) any Contract in a manner adverse to Seller or the Company Subsidiary which results in an obligation of Seller or the Company Subsidiary in excess of $125,000, or materially modify or amend any Assigned Contract or modify, waive, release or assign any material rights or claims thereunder, in each case whether in connection with any extension, renewal or replacement of such Assigned Contract, or otherwise, or take any action that would reasonably be expected to cause any such Assigned Contract not to be in effect and binding upon the parties thereto as of the Closing Date;
(e)    enter into any joint venture agreement that involves a sharing of profits, cash flows, expenses or losses with another Person related to or affecting the Business or Purchased Assets or the Company Subsidiary Assets;
(f)    change the manner in which it extends, warrants, discounts or credits to customers of the Business;
(g)    amend or modify the DIP Financing Agreement;
(h)    make any capital expenditures or incur any expenses items in excess of $100,000 in the aggregate;
(i)    mortgage, pledge or subject to any Encumbrance, other than Permitted Encumbrances, any of the Combined Leased Real Property;
(j)    incur any Indebtedness for borrowed money except with respect to the DIP Financing Agreement;
(k)    fail to use commercially reasonable efforts to renew and maintain the validity of Seller’s or the Company Subsidiary’s rights in, to or under any Intellectual Property;
(l)    transfer, dispose of, permit to lapse (except in accordance with the terms thereof) or grant any right or license under, or enter into any settlement regarding the breach or infringement of, any right in, to or under any Intellectual Property, or modify any existing right with respect thereto or enter into any licensing or similar agreements or arrangements, in each case not in the Ordinary Course of Business;
(m)    fail to use commercially reasonable efforts to renew and maintain all material Permits of Seller or the Company Subsidiary used in the operation of the Business, the Purchased Assets or the Company Subsidiary Assets;
(n)    make any efforts not in the Ordinary Course of Business to (i) collect any outstanding Accounts Receivable or intercompany obligation, liability or Indebtedness, (ii) give any discounts or concessions for early payment of such accounts receivable or intercompany obligation, liability or Indebtedness, other than discounts consistent with past practice and given by the Business in the Ordinary Course of Business or (iii) make any sales of, or convey any interest in, any accounts receivable or intercompany obligation, liability or Indebtedness to any third party;
(o)    other than transactions pursuant to agreements or arrangements in effect on the Petition Date as set forth on Schedule 8.1(o) and other than payment of compensation or provision of benefits in the Ordinary Course of Business, engage in any transaction with any Affiliate, subsidiary, shareholder, officer or director of Seller, incur or assume any long term or short term debt with or on behalf of any such Person or guarantee, endorse or otherwise be liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any such Person;
(p)    fail to maintain any insurance policy that is a Purchased Asset and is in effect on the date hereof or amend any such policy (other than in the Ordinary Course of Business);
(q)    file any Tax Return (other than consistent with past practice and applicable Law) or make, change or rescind any material Tax election or file any amended Tax Return or materially change its fiscal year or financial or Tax accounting methods, policies or practices or settle any material Tax Liability, request, enter into or obtain any material Tax ruling with or from a Governmental Body or enter into any material agreement with respect to Taxes, in each case if such action could result in any material Liability to, or have any material adverse effect on, the Purchased Assets, the Company Subsidiary Assets or the Business, or subject Purchaser or any of its Affiliates to any material Tax liability;
(r)    (i) recognize any material new labor organization, union, employee association, trade union, works council or other similar employee representative, or (ii) negotiate, enter into, amend, modify or terminate any material Collective Bargaining Agreement;
(s)    settle or agree to settle any pending or threatened litigation, except to the extent that such settlement is (i) pursuant to an insured claim, (ii) less than $50,000 in value or (iii) relates to pre-petition unsecured claims;
(t)    except with respect to the DIP Financing Agreement, sell, pledge, assign or transfer to any other Person, or grant, create, incur, assume or suffer to exist any lien on any Purchased Assets or the Company Subsidiary Assets, whether now existing or hereafter transferred hereunder, or any interest, therein;
(u)    except as contemplated by this Agreement, consolidate with or merge into any other Person or convey or transfer a substantial portion of the assets of Seller or the Company Subsidiary to any Person, or sell or assign with or without recourse any Purchased Asset or Company Subsidiary Asset or any interest therein;
(v)    acquire any ownership interest in real property;
(w)    commence a bankruptcy filing or equivalent proceedings under the bankruptcy Laws of India with respect to the Company Subsidiary, or take any actions that would adversely affect Purchaser’s ability to acquire the Company Subsidiary Stock or any Company Subsidiary Asset in accordance with the terms hereof; and
(x)    agree, whether in writing or otherwise, to do any of the foregoing or agree to do anything that would cause Seller’s representations and warranties in Article IV hereof to be untrue.
8.2    Access to Information. Seller agrees that, during the Pre-Closing Period, Purchaser shall be entitled, through its officers, employees, legal counsel, accountants and other authorized representatives, agents and contractors (“Representatives”), to have such reasonable access to and make such reasonable investigation and examination of the books and records (including Organizational Documents of Seller and Tax records related to the Business or the Purchased Assets), properties, businesses, assets, Employees, accountants, auditors, counsel and operations of Seller and the Company Subsidiary as Purchaser’s Representatives may reasonably request. Any such investigations and examinations shall be conducted during regular business hours upon reasonable advance notice and under reasonable circumstances. Seller shall use commercially reasonable efforts to cause its Representatives, and to cause the Company Subsidiary and its Representatives, to reasonably cooperate with Purchaser and Purchaser’s Representatives in connection with such investigations and examinations, and Purchaser shall, and use its commercially reasonably efforts to cause its Representatives to, reasonably cooperate with Seller and the Company Subsidiary and their respective Representatives, and shall use its commercially reasonable efforts to minimize any disruption to the Business.
8.3    Assignability of Certain Contracts. To the extent that the assignment to Purchaser of any Purchased Asset, including any Assigned Contract, pursuant to this Agreement is not permitted without the consent of a third party and such restriction cannot be effectively overridden or canceled by the Sale Order or other related order of the Bankruptcy Court, then the Parties will use their commercially reasonable efforts, before the Closing, to obtain all such consents; provided, that if any such consents are not obtained prior to the Closing Date, Seller and Purchaser will reasonably cooperate with each other in any lawful and feasible arrangement designed to provide Purchaser with the benefits and obligations of any such asset or Contract and Purchaser shall be responsible for performing all obligations under such asset or Contract required to be performed by Seller on or after the Closing Date to the extent set forth in this Agreement.
8.4    Non-Assumed Contracts. Seller shall not designate any Assigned Contract as a Non-Assumed Contract in any bankruptcy proceeding following the Agreement Date without the prior written consent of Purchaser, which Purchaser may withhold, condition or delay, in its sole discretion.
8.5    Reasonable Efforts; Cooperation.
(a)    Seller shall, and shall cause its Subsidiaries to, use its respective commercially reasonable efforts to assist Purchaser in its efforts to obtain any Permits set forth on Schedule 9.3(e), which such Permits are material to the operation of the Business, including making filings with the Government agencies, issuing power of attorneys to Purchaser, as necessary, and providing access to personnel and books and records.
(b)    Seller shall, and shall cause its Subsidiaries to, use its respective commercially reasonable efforts to assist Purchaser in its efforts to obtain any consents or approvals, including from any Governmental Body, that may be required to, in each case, expeditiously close the transactions contemplated by this Agreement.
(c)    Subject to the other provisions hereof, each Party shall use its commercially reasonable efforts to perform its obligations hereunder and to take, or cause to be taken, and do, or cause to be done, all things necessary, proper or advisable under applicable Law to cause the transactions contemplated herein to be effected as soon as practicable, but in any event on or prior to the Outside Date, in accordance with the terms hereof and shall cooperate in a commercially reasonable manner with each other Party and its Representatives in connection with any step required to be taken as a part of its obligations hereunder.
(d)    The obligations of Seller pursuant to this Section 8.5 shall be subject to any orders entered, or approvals or authorizations granted or required, by or under the Bankruptcy Court or the Bankruptcy Code (including in connection with the Bankruptcy Cases), and each of Seller’s obligations as a debtor-in-possession to comply with any order of the Bankruptcy Court (including the Bidding Procedures Order and the Sale Order) and Seller’s duty to seek and obtain the highest or otherwise best price for the Business as required by the Bankruptcy Code.
(e)    Seller and Purchaser shall submit to CFIUS a draft notification of the transactions contemplated by this Agreement within fifteen (15) Business Days following (but not including) the date hereof or on such date as otherwise agreed by both parties, and shall make any pre-notification and notification filings required in connection with obtaining the CFIUS Approval, and providing any information requested by CFIUS or any other agency or branch of the United States government in connection with CFIUS’s review of the transactions contemplated by this Agreement.
(f)    Notwithstanding anything to the contrary contained in this Agreement, Seller and Purchaser hereby agree and acknowledge that nothing in this Agreement shall require, or be construed to require, in order to obtain any permits, consents, approvals or authorizations, or any terminations or waivers of any applicable waiting periods, Purchaser to propose, negotiate, or offer to effect, or consent or commit to, any terms, condition, or restrictions that are (i) reasonably likely to adversely impact Purchaser’s ability to own, govern, or operate any portion of the Business or ability to conduct any such portion of the Business substantially as conducted by Seller as of the date of this Agreement or (ii) reasonably likely to adversely impact the rights and benefits, taken as a whole, of Purchaser that would be conferred by the transactions contemplated by this Agreement.
(g)    Seller, on the one hand, and Purchaser, on the other hand, (i) shall promptly inform each other of any communication from any Governmental Body concerning this Agreement, the transactions contemplated hereby, and any filing, notification or request for approval, (ii) shall permit the other to review in advance, with a reasonable opportunity for comment thereon, any proposed written or material oral communication or information submitted to any such Governmental Body in response thereto and (iii) shall cooperate with and keep each other reasonably informed as to the status of and the processes and proceedings related to obtaining the approval by any Governmental Body of the transactions contemplated by this Agreement. In addition, none of the Parties shall agree to participate in any meeting with any Governmental Body in respect of any filings, investigation or other inquiry with respect to this Agreement or the transactions contemplated hereby, unless such Party consults with the other Parties in advance and, unless prohibited by any such Governmental Body, gives the other Parties the opportunity to attend and participate thereat, in each case to the maximum extent practicable. Subject to restrictions under any Law, each of Purchaser, on the one hand, and Seller, on the other hand, shall furnish the other with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives on the one hand, and the Governmental Body or members of its staff on the other hand, with respect to this Agreement, the transactions contemplated hereby (excluding documents and communications which are subject to preexisting confidentiality agreements or to the attorney-client privilege or work product doctrine or which refer to valuation of the Business) or any such filing, notification or request for approval. Each Party shall also furnish the other Party with such necessary information and assistance as such other Party and its Affiliates may reasonably request in connection with their preparation of necessary filings, registration or submissions of information to the Governmental Body in connection with this Agreement, the transactions contemplated hereby and any such filing, notification or request for approval.
8.6    Further Assurances. Each Party shall execute and cause to be delivered to each other Party such instruments and other documents, and shall take such other actions, as such other Party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement. The Parties hereby agree to use commercially reasonable efforts to cooperate to (a) consummate the transactions contemplated by this Agreement and (b) acquire for Purchaser any Permits related to or used in the Business that are not transferred as Purchased Assets.
8.7    Notification of Certain Matters. Seller shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to Seller, of (i) any notice or other communication from any Person alleging that the consent of such Person which is or may be required in connection with the transactions contemplated by this Agreement or the Ancillary Documents is not likely to be obtained prior to Closing, (ii) any written objection or proceeding that challenges the transactions contemplated hereby or the entry of the approval of the Bankruptcy Court and (iii) the status of matters related to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Seller or Purchaser or by any of their respective Affiliates (as the case may be), from any third party or any Governmental Body with respect to the transactions contemplated by this Agreement.
8.8    Confidentiality.
(a)    Purchaser acknowledges that the confidential information provided to it in connection with this Agreement, including under Section 8.2, and the consummation of the transactions contemplated hereby, shall be subject to the confidentiality agreement, dated as of February 1, 2017, by and between the Parties (the “Confidentiality Agreement”), and shall remain strictly private and confidential in accordance with the terms therein. Each Party acknowledges that the terms of the Confidentiality Agreement shall remain in full force and effect until the Closing, at which time Purchaser’s confidentiality obligations with respect to the confidential information related to the Business shall terminate; provided, however, that Purchaser’s confidentiality obligations under the Confidentiality Agreement with respect to any other confidential information received or obtained by Purchaser relating to Seller, its Subsidiaries, its Affiliates, the Excluded Assets or the Excluded Liabilities shall survive in accordance with the terms of the Confidentiality Agreement. If, for any reason, the Closing does not occur, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.
(b)    Seller agrees to maintain, unless disclosure is required by applicable Law or authorized in writing by Purchaser, the confidentiality of any confidential information regarding the Business which is in Seller’s possession or of which Seller is aware. Seller hereby further agrees, unless disclosure is required by applicable Law or authorized in writing by Purchaser, to take all appropriate steps, consistent with Seller’s past practice, to safeguard such confidential information and to protect it against disclosure, misuse, loss and theft. In furtherance and not in limitation of the foregoing, Seller shall not, unless required by applicable Law, disclose to any Person (a) any confidential information regarding the Business, provided, that confidential information shall not include information that becomes generally available to the public other than as a result of the breach of this Section 8.8(b) or information not otherwise known by Seller that becomes available to Seller from a Person other than Purchaser, or (b) any of the discussions or negotiations conducted with Purchaser in connection with this Agreement, provided, that Seller shall be entitled to disclose (i) any information required to be disclosed by Seller to the Bankruptcy Court, the United States Trustee, parties in interest in the Bankruptcy Cases, other Persons bidding on assets of Seller, (ii) any information required to be disclosed by Seller pursuant to any applicable Law (including the Bankruptcy Code), legal proceeding or Governmental Body, or (iii) any information to Seller’s counsel and financial advisor; provided, that, in each case, such disclosure shall be limited to the information that is so required to be disclosed and the Person(s) to whom such disclosure is required. Notwithstanding anything in this Section 8.8(b) to the contrary, unless disclosure is required by applicable Law, the confidentiality of any trade secrets of the Business shall be maintained for so long as such trade secrets continue to be entitled to protection as trade secrets of the Business.
8.9    Preservation of Records. Seller (or any subsequently appointed bankruptcy estate representative, including a trustee, a creditor trustee or a plan administrator) and Purchaser agree that each of them shall preserve and keep the books and records held by it related to the pre-Closing Business for a period commencing on the date hereof and ending at such date on which an orderly wind-down of Seller’s operations has occurred in the reasonable judgment of Purchaser and Seller (or any subsequently appointed bankruptcy estate representative, including a trustee, a creditor trustee or a plan administrator) and shall make such books and records available to the other Parties (and permit such other Party to make extracts and copies of such books and records at its own expense) as may be reasonably required by such Party in connection with, among other things, any insurance claims by, legal proceedings or Tax Proceedings against or governmental investigations of Seller or Purchaser or in order to enable Seller or Purchaser to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby. In the event Seller, on the one hand, or Purchaser, on the other hand, wish to destroy such records, such Party shall first give twenty (20) days’ prior written notice to the other and such other Party shall have the right at its option and expense, upon prior written notice given to such Party within that twenty (20) day period, to take possession of the records within thirty (30) days after the date of such notice.
8.10    Publicity. Neither Seller nor Purchaser shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other party hereto, which approval will not be unreasonably withheld or delayed, unless, in the sole judgment of Purchaser or Seller, disclosure is otherwise required by applicable Law or by the Bankruptcy Court with respect to filings to be made with the Bankruptcy Court in connection with this Agreement or by the applicable rules of any stock exchange on which Seller or Purchaser lists securities, provided that the Party intending to make such release shall use its best efforts consistent with such applicable Law or Bankruptcy Court requirement to consult with the other Party with respect to the text thereof.
8.11    Material Adverse Effect. Seller shall promptly inform Purchaser in writing of the occurrence of any changes, effects or circumstances constituting, or which would reasonably be likely to result in, individually or in the aggregate, a Material Adverse Effect.
8.12    Casualty Loss. Notwithstanding any provision of this Agreement to the contrary, if, before the Closing, all or any portion of the Purchased Assets is (a) condemned or taken by eminent domain or (b) is damaged or destroyed by fire, flood or other casualty, Seller shall notify Purchaser promptly in writing of such fact, and (x) in the case of condemnation or taking, Seller shall assign or pay, as the case may be, any proceeds thereof to Purchaser at the Closing and (y) in the case of fire, flood or other casualty, Seller shall assign the insurance proceeds therefrom to Purchaser at Closing. Notwithstanding the foregoing, the provisions of this Section 8.12 shall not in any way modify Purchaser’s other rights under this Agreement, including any applicable right to terminate the Agreement if any condemnation, taking, damage or other destruction resulted in a Material Adverse Effect.
8.13    No Successor Liability. The Parties intend that, except where expressly prohibited under applicable Law, upon the Closing, Purchaser shall not be deemed to: (i) be the successor of Seller, (ii) have, de facto, or otherwise, merged with or into Seller, (iii) be a mere continuation or substantial continuation of Seller or the enterprise(s) of Seller, or (iv) be liable for any acts or omissions of Seller in the conduct of the Business or arising under or related to the Purchased Assets other than as set forth in this Agreement. Without limiting the generality of the foregoing, and except as otherwise provided in this Agreement, the Parties intend that Purchaser shall not be liable for any Claim or Encumbrance (other than Assumed Liabilities and Permitted Encumbrances) against Seller or any of Seller’s predecessors or Affiliates, and Purchaser shall have no successor or vicarious liability of any kind or character whether known or unknown as of the Closing Date, whether now existing or hereafter arising, or whether fixed or contingent, with respect to the Business, the Purchased Assets or any Liabilities of Seller arising prior to the Closing Date. The Parties agree that the provisions substantially in the form of this Section 8.13 shall be reflected in the Sale Order.
8.14    Change of Name. Promptly following the Closing, Seller shall, and shall cause its direct and indirect Subsidiaries to, throughout the world, discontinue the use of its current name (and any other trade names or “d/b/a” names currently utilized by Seller or its direct or indirect Subsidiaries) and shall not subsequently change its name to or otherwise use or employ any name or mark which includes the words “Ciber” or any other name or mark included in the Purchased Assets or any term derivative thereof or confusingly similar thereto, without the prior written consent of Purchaser, and Seller shall cause the name of Seller in the caption of the Bankruptcy Cases to be changed to the new names of Seller as provided in this Section 8.14; provided, however, that (a) Seller and its Subsidiaries may continue to use their current names and any other trade names or “d/b/a” names currently utilized by Seller or Subsidiary and included on any business cards, stationery and other similar materials existing at the Closing for a period of up to one hundred and eighty (180) days following the Closing, solely for purposes of winding down the affairs of Seller and its Subsidiaries, provided that when using such materials, other than in incidental respects, Seller and each of its direct and indirect Subsidiaries shall use commercially reasonable efforts to indicate its new name and reference its new name (and other new trade names or “d/b/a” names utilized by each), and (b) those entities to which, and to the extent, Seller and its Subsidiaries have granted licenses, as set forth on Schedule 8.14, in connection with certain divestitures by Seller and its Subsidiaries prior to the date hereof, to use the names, trade names or “d/b/a” names of Seller and its Subsidiaries may continue following the Closing for a period of up to one (1) year.
8.15    Transition Services; Reverse Transition Services. Following the Closing Date, (a) Purchaser may request that Seller or its Affiliates provide, following the Closing, transition services to each of the North American Business and the Indian Business, as applicable, on customary terms and duration mutually agreed upon among the Parties, and (b) Seller may request that Purchaser or its Affiliates provide, following the Closing, reverse transition services from the North American Business or the Indian Business, as applicable, on customary terms and duration mutually agreed upon among the Parties.
8.16    Non-Solicitation. Subject to the Closing, beginning on the Closing Date and ending twenty-four (24) months after the Closing Date, Seller shall not directly or indirectly (including through any of its subsidiaries or Affiliates), solicit or attempt to induce any Transferred Employee to terminate his or her employment with either Purchaser or any of Purchaser’s Affiliates or to accept employment with Seller or any of Seller’s Affiliates or hire any Transferred Employee. Notwithstanding the foregoing, the restrictions set forth in this Section 8.16 shall not apply to bona fide public advertisements for employment placed by Seller and not targeted at the Transferred Employees.
8.1    Accounts Payable and Payroll. Subject to the terms and subject to the conditions of this Agreement, including Section 1.3(b) and Section 1.3(c), from and after the Closing, Seller shall, or shall cause Seller’s Affiliates to, pay, perform and discharge when due, (a) current accounts payable to trade creditors and (b) unpaid salaries and wages to Transferred Employees, each to the extent not Assumed Liabilities pursuant to Section 1.3(b) and Section 1.3(c), and in each case only to the extent related to the Business as in existence as of immediately prior to the Closing.
8.1    Seller Payments, Revenues and Assets.
(a)    If, after the Closing, Seller shall receive any payment or revenue that is a Purchased Asset that belongs to Purchaser pursuant to this Agreement, Seller shall promptly remit or cause to be remitted the same to Purchaser.
(b)    In the event that, after the Closing Date, (i) either Party reasonably believes Seller or any its Affiliates have retained ownership of an asset intended to be conveyed to Purchaser as a Purchased Asset as contemplated by this Agreement, for no additional consideration to Seller or any of its Affiliates or cost and expense to Purchaser, Seller shall and shall cause its Affiliates to convey, assign or transfer promptly such Purchased Asset to Purchaser, and the Parties hereto shall execute all other documents and instruments, and take all other lawful actions reasonably requested, in order to assign and transfer such Purchased Asset to Purchaser or its designee, or (ii) either Party reasonably believes an Excluded Asset has been conveyed to Purchaser, at the cost and expense of Seller, Purchaser shall convey, assign or transfer promptly such Excluded Asset to Seller, and the Parties shall execute all other documents and instruments, and take all other lawful actions reasonably requested, in order to assign and transfer such Excluded Asset to Seller or its designee. In either case, the provisions of Section 11.1 shall apply.
8.2    Schedules and Seller Disclosure Schedules. Seller and Purchaser hereby covenant and agree that, as of the Agreement Date, the Parties have mutually agreed as to the contents of Schedule 1.1(f). Seller hereby covenants and agrees that, within five (5) days after the Agreement Date, Seller shall deliver all other Schedules to this Agreement and the Seller Disclosure Schedules to Purchaser. Purchaser shall have ten (10) days after the delivery of such Schedules to this Agreement and the Seller Disclosure Schedules by Seller to Purchaser to review such Schedules to this Agreement and Seller Disclosure Schedules and to provide comments thereon to Seller, which Seller shall reasonably consider, and such Schedules to this Agreement and the Seller Disclosure Schedules shall be in a form satisfactory to both Seller and Purchaser and confirmed in writing as such by both Seller and Purchaser in order to be deemed final for purposes of this Agreement; provided, however, that if Purchaser has not provided comments on the Seller Disclosure Schedules to Seller within twenty (20) days after the delivery of the Seller Disclosure Schedules by Seller to Purchaser, the Seller Disclosure Schedules delivered by Seller to Purchaser shall be deemed final; provided further, however, that notwithstanding anything contained herein to the contrary, the Schedules to this Agreement and the Seller Disclosure Schedules shall be agreed to and deemed final prior to the date of entry of the Bidding Procedures Order, but subject in all respects to Purchaser’s right to continue to amend the Schedules to this Agreement in accordance with Section 1.6. To the extent the Schedules to this Agreement, other than Schedule 1.1(f), are not deemed final pursuant to this Section 8.19 prior to the date of entry of the Bidding Procedures Order, Purchaser may at its discretion terminate this Agreement. Purchaser hereby covenants and agrees that, within five (5) days after the Agreement Date, Purchaser shall deliver the Purchaser Disclosure Schedules, if any, to Seller. Seller shall have ten (10) days after the delivery of the Purchaser Disclosure Schedules by Purchaser to Seller to review such Purchaser Disclosure Schedules and to provide comments thereon to Purchaser, which Purchaser shall reasonably consider, and the Purchaser Disclosure Schedules shall be in a form satisfactory to both Seller and Purchaser and confirmed in writing as such by both Seller and Purchaser in order to be deemed final for purposes of this Agreement; provided, however, that if Seller has not provided comments on the Purchaser Disclosure Schedules to Purchaser within twenty (20) days after the delivery of the Purchaser Disclosure Schedules by Purchaser to Seller, the Purchaser Disclosure Schedules delivered by Purchaser to Seller shall be deemed final; provided further, however, that notwithstanding anything contained herein to the contrary, the Purchaser Disclosure Schedules, if any, shall be agreed to and deemed final prior to the date of entry of the Bidding Procedures Order.
8.1    The Company Subsidiary. The Parties hereby covenant and agree that, pursuant to Section 1.1(v), the Purchased Assets shall include all of the shares of capital stock of the Company Subsidiary; provided, however, that Purchaser may, in its sole discretion, provide written notice to Seller at any time prior to the deadline to submit bids pursuant to the Bidding Procedures Order indicating that Purchaser does not wish to include the Company Subsidiary Stock in the Purchased Assets and that Purchaser instead wishes to purchase the Company Subsidiary Assets related to or used in the Business. Upon receipt of such notice by Seller, the Parties and the Company Subsidiary hereby agree that (a) the Parties shall promptly amend this Agreement and the Schedules to reflect changes reasonably necessary to effectuate the sale and purchase of the Company Subsidiary Assets constituting Purchased Assets (which shall include all of the Company Subsidiary’s Accounts Receivable related to or used in the Business existing as of the Closing), which amendments shall be in form acceptable to each of Seller, the Company Subsidiary and Purchaser, and shall include amendments to representations and warranties, conditions to closing, covenants, tax matters and employee matters, as applicable, and amendments providing for a portion of the cash component of the Purchase Price to be allocated to payment of any Liabilities of the Company Subsidiary that Purchaser is not assuming as provided for in this Agreement as amended by such amendments, and (b) the Company Subsidiary shall promptly deliver a duly executed certificate of the Company Subsidiary substantially in the form of Exhibit F, certifying that none of the Purchased Assets transferred by the Company Subsidiary constitute a “United States real property interest” within the meaning of Section 897(c) of the Code and the Treasury Regulations promulgated thereunder.
8.1    Additional Financial Statements. Prior to the Closing, and as promptly as practicable after the date on which they become available, Seller shall deliver to Purchaser copies of the unaudited monthly balance sheet for Seller’s North American business for the month of March 2017, as Seller’s North American business existed as of such date.
8.2    Closing Statement.
(a)    At least five (5) days prior to the Closing Date, Seller shall deliver to Purchaser a statement setting forth the information described in Section 8.22(b) (the “Closing Statement”) and an officer’s certificate, dated as of the date of delivery and executed by a duly authorized officer of Seller, certifying that the Closing Statement delivered with such officer’s certificate is true and accurate in all respects.
(b)    The Closing Statement delivered by Seller to Purchaser pursuant to this Section 8.22 shall set forth (i) Seller’s good faith determination of the total revenues of the Business calculated on a three (3)-month trailing basis (the “Minimum Business Revenues”) ending on the last day of the month ended immediately prior to the Closing Date, and the calculations supporting such determination; provided, however, that if the Closing occurs less than fifteen (15) days after the end of the immediately preceding month, the Minimum Business Revenues shall be calculated on a three (3) month trailing basis ending on the last day of the penultimate month ended immediately prior to the Closing Date, and (ii) the Seller’s good faith estimate of the Closing Date Net Receivables Amount, and the calculations supporting such estimate. Seller shall also deliver with the Closing Statement any supporting information used by Seller to prepare the Closing Statement.
(c)    Upon Purchaser’s reasonable request, Seller shall provide to Purchaser any additional supporting materials used by Seller to prepare the Closing Statement. Not less than two (2) days prior to the Closing Date the Purchaser shall notify Seller in writing if it disputes in good faith any aspect of the Closing Statement.
ARTICLE IX

CONDITIONS TO CLOSING
9.1    Conditions Precedent to the Obligations of Purchaser and Seller. The respective obligations of each Party to this Agreement to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or to the extent permitted by Law, written waiver by each of Seller and Purchaser) on or prior to the Closing Date, of each of the following conditions:
(a)    there shall not be in effect any order, writ, injunction, judgment or decree entered by a Governmental Body of competent jurisdiction, or any Law preventing, enjoining, restraining, making illegal or otherwise prohibiting the consummation of the transactions contemplated by this Agreement or the Ancillary Documents;
(b)    the Bankruptcy Court shall have entered the Bidding Procedures Order and the Sale Order (as provided in Article VII) and each of such orders shall be a Final Order providing for a sale of the Purchased Assets free and clear of any Claims and Encumbrances and in form and substance reasonably satisfactory to Seller and Purchaser, which orders shall not have been reversed, modified, amended or stayed; and
(c)    all waiting periods (including any extension thereof) applicable to the purchase and sale of the Purchased Assets under any applicable antitrust or competition Law shall have expired or been terminated.
9.2    Conditions Precedent to the Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions, any of which may be waived in writing by Seller in its sole discretion:
(a)    the representations and warranties made by Purchaser in this Agreement or in any Ancillary Document shall be true and correct in all respects, in each case as of the Agreement Date and as of the Closing Date, with the same force and effect as though all such representations and warranties had been made as of the Closing Date (other than representations and warranties that by their terms address matters only as of another specified date, which shall be so true and correct only as of such other specified date), except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect;
(b)    Purchaser shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date; and
(c)    Purchaser shall have delivered, or caused to be delivered, to Seller all of the items set forth in Section 3.3.
9.3    Conditions Precedent to the Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions, any of which may be waived in writing by Purchaser in its sole discretion:
(a)    Seller shall have delivered to Purchaser (i) a certified copy of the Sale Order (which shall contain the terms described in Section 7.3) and (ii) copies of all affidavits of service of the Sale Motion or notice of such motion filed by or on behalf of Seller (which service shall comply with Section 7.2(d));
(b)    (A) the representations and warranties made by Seller in this Agreement or in any Ancillary Document, other than those set forth in Section 4.12 (Assets Necessary to Business), shall be true and correct in all respects, in each case as of the Agreement Date and as of the Closing Date, with the same force and effect as though all such representations and warranties had been made as of the Closing Date (other than representations and warranties that by their terms address matters only as of another specified date, which shall be so true and correct only as of such other specified date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect, and (B) the representations and warranties made by Seller set forth in Section 4.12 (Assets Necessary to Business), shall be true and correct in all material respects, in each case as of the Agreement Date and as of the Closing Date, with the same force and effect as though all such representations and warranties had been made as of the Closing Date;
(c)    Seller shall have performed and complied in all material respects with all obligations and agreements required in this Agreement to be performed or complied with by them on or prior to the Closing Date;
(d)    Seller shall have delivered, or caused to be delivered, to Purchaser, all of the items set forth in Section 3.2;
(e)    all Permits material to the operation of the Business, as set forth on Schedule 9.3(e), shall have been transferred to Purchaser;
(f)    Seller shall have complied with the sale process deadlines set forth in the Bidding Procedures Order and any Order amending such Bidding Procedures Order;
(g)    there shall not have occurred and be continuing a Material Adverse Effect;
(h)    the Bankruptcy Court shall have approved and authorized the assumption and assignment of all Contracts between Seller and/or its Subsidiaries and each Major Customer (other than Major Customers that are governmental entities);
(i)    the Minimum Business Revenues shall not be less than $75 million; and
(j)    the Closing Date Net Receivables Amount shall be equal to or greater than the Minimum Net Receivables Amount.
ARTICLE X

ADDITIONAL DEFINITIONS
10.1    Definitions. As used herein:
“Accounts Receivable” shall have the meaning set forth in Section 1.1(c).
“Action” means any action, claim, complaint, grievance, summons, suit, litigation, arbitration, mediation, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation by or before any Governmental Body.
“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means (i) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise or (ii) an officer, director, or any Person that has the power, directly or indirectly, to vote 5% or more of the securities having ordinary voting power for the election of directors (or persons performing similar functions) of such Person.
“Affiliate Agreement” means any Contract between any director, officer, employee or greater than five percent (5%) stockholder of Seller or any Affiliate of any such Person, on one hand, and Seller, on the other hand, used in or related to the Business, including any Contract providing for the employment of, furnishing of services by, rental of real or personal property from or otherwise requiring payments to any such Person or firm, other than employment-at-will arrangements in the Ordinary Course of Business.
“Agreement” shall have the meaning set forth in the preamble.
“Agreement Date” shall have the meaning set forth in the preamble.
“Allocation” shall have the meaning set forth in Section 11.2.
“Alternative Transaction” means (i) the approval by the Bankruptcy Court of a sale of a material portion of the Purchased Assets to a Person other than Purchaser, or (ii) the filing of a plan of reorganization that does not contemplate the sale of the Purchased Assets to Purchaser in accordance with the terms hereof.
“Ancillary Documents” means any certificate, agreement, document or other instrument (other than this Agreement) to be executed and delivered by a Party in connection with the consummation of the transactions contemplated this Agreement.
“Apportioned Taxes” shall have the meaning set forth in Section 11.1(b).
“Arbitrating Accountant” means (i) a nationally recognized certified public accounting firm jointly selected by Purchaser and Seller that is not then engaged to perform accounting, tax or auditing services for Seller or Purchaser or (ii) if Seller and Purchaser are unable to agree on an accountant, then a nationally recognized certified public accounting firm jointly selected by Seller’s accounting firm and Purchaser’s accounting firm.
“Assigned Contracts” shall have the meaning set forth in Section 1.1(b).
“Assignment and Assumption Agreement” shall have the meaning set forth in Section 3.2(b).
“Assumed AP” shall have the meaning set forth in Section 1.3(b).
“Assumed Employee Liabilities” shall have the meaning set forth in Section 1.3(c).
“Assumed Leased Real Property” shall have the meaning set forth in Section 1.1(f).
“Assumed India Leased Real Property” means the Leased Real Property located in India listed on Schedule 1.1(f).
“Assumed Liabilities” shall have the meaning set forth in Section 1.3.
“Assumed U.S. Leased Real Property” means the Leased Real Property located in the United States listed on Schedule 1.1(f).
“Assignment and Assumption of India Leases” shall have the meaning set forth in Section 3.2(i).
“Assignment and Assumption of Leases” shall mean collectively the Assignment and Assumption of India Leases and the Assignment and Assumption of U.S. Leases.
“Assignment and Assumption of U.S. Leases” shall have the meaning set forth in Section 3.2(h).
“Auction” has that meaning ascribed to such term by the Bidding Procedures Order.
“Avoidance Actions” shall have the meaning set forth in Section 1.1(u).
“Bankruptcy Cases” shall have the meaning set forth in the Recitals.
“Bankruptcy Code” shall have the meaning set forth in the Recitals.
“Bankruptcy Court” shall have the meaning set forth in the Recitals.
“Bankruptcy Rules” shall have the meaning set forth in the Recitals.
“Bid Protections” shall have the meaning set forth in Section 7.1.
“Bidding Procedures Order” means an order substantially in the form attached hereto as Exhibit G and otherwise in form and substance reasonably satisfactory to Seller and Purchaser approving, among other things, the Bid Protections and the Overbid Protections.
“Bill of Sale” shall have the meaning set forth in Section 3.2(a).
“Break-Up Fee” shall have the meaning set forth in Section 7.1.
“Business” means the North American Business and the Indian Business, together with any and all modifications thereto that constitute logical extensions thereto, as conducted directly or indirectly by Seller and its Affiliates, as of the date hereof and as of immediately prior to the Closing, but excluding all businesses, activities and operations of Seller or any of its Affiliates other than the North American Business and the Indian Business.
“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York City, New York are authorized or required by Law to be closed.
“Business Tax Return” means any sales, use, real and personal property (tangible and intangible) and any other non-income Tax Returns to the extent related to the Business or the Purchased Assets.
“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof acting in such capacity.
“CFIUS Approval” means any of the following with respect to the transactions contemplated by this Agreement: (i) the Parties shall have received written notice from CFIUS that review under the DPA has been concluded and that either the transactions contemplated by this Agreement do not constitute a “covered transaction” under the DPA, the transaction will not impair the national security of the United States, or there are no unresolved national security concerns; (ii) an investigation shall have been commenced after the initial thirty (30)-day review period and CFIUS shall have concluded all action under the DPA without sending a report to the President, and the Parties shall have received notice from CFIUS that all action under the DPA is concluded and there are no unresolved national security concerns; or (iii) CFIUS shall have sent a report to the President requesting the President’s decision and the President shall have announced a decision not to take any action to suspend or prohibit the transactions contemplated by this Agreement, or the time permitted by the DPA for action by the President shall have elapsed without the President taking any action to suspend or prohibit the transactions contemplated by this Agreement.
“Chapter 11 Petition” shall have the meaning set forth in the Recitals.
“Claim” has the meaning given that term in Section 101(5) of the Bankruptcy Code and includes, inter alia, all rights, claims, causes of action, defenses, debts, demands, damages, offset rights, setoff rights, recoupment right, obligations, and liabilities of any kind or nature under contract, at law or in equity, known or unknown, contingent or matured, liquidated or unliquidated, and all rights and remedies with respect thereto.
“Closing” shall have the meaning set forth in Section 3.1.
“Closing Date” means the date on which the Closing occurs.
“Closing Date Net Receivables Amount” shall have the meaning set forth in Section 1.3.
“Closing Statement” shall have the meaning set forth in Section 8.22.
“Code” means the United States Internal Revenue Code of 1986.
“Collective Bargaining Agreement” means any Contract with a labor union, works council, labor organization, or any other Person representing or purporting to represent Employees.
“Combined Leased Real Property” shall mean collectively the Assumed Leased Real Property and the India Leased Real Property.
“Combined Leases” shall mean collectively the Leases with respect to the Assumed Leased Real Property and the India Leases.
“Company Subsidiary Assets” shall have the meaning set forth in Section 4.3
“Company Subsidiary Plan” shall mean each Seller Plan sponsored or maintained by the Company Subsidiary.
“Company Subsidiary Employee” shall mean each Employee of the Company Subsidiary.
“Competing Bid” shall have the meaning set forth in Section 7.2(b).
“Contract” means any written or oral contract, purchase order, service order, sales order, master service agreement, engagement agreement, purchase agreement, indenture, note, bond, mortgage, lease, sublease, license, understanding, instrument or other agreement, arrangement or commitment that is binding upon a Person or its property, whether express or implied.
“Confidentiality Agreement” shall have the meaning set forth in Section 8.8(a).
“Cure Costs” shall have the meaning set forth in Section 1.3(b).
“Deposit” shall have the meaning set forth in Section 2.3.
“Designated Purchaser” shall have the meaning set forth in Section 12.8.
“DIP Financing Agreement” means the Debtor-in-Possession Credit Agreement among Wells Fargo Bank, N.A., the lenders that are party thereto and Seller.
“Documents” means all of Seller’s written files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, budgets, forecasts, plans, operating records, safety and environmental plans and reports, data, Permits and Permit applications, studies and documents, Tax Returns, ledgers, journals, title policies, customer lists, regulatory filings, operating data and plans, research material, technical documentation (design specifications, engineering information, test results, maintenance schedules, functional requirements, operating instructions, logic manuals, processes, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), marketing documentation (sales brochures, flyers, pamphlets, web pages, etc.), and other similar materials, in each case whether or not in electronic form, used in or related to the Business.
“DPA” means Section 721 of the Defense Production Act of 1950, as amended, including the implementing regulations thereof codified at 31 C.F.R. Part 800.
“Employee” means an individual who, as of the applicable date, is employed by Seller in connection with the Business.
“Employee Benefit Plan” shall mean each (i) ”employee benefit plan” within the meaning of Section 3(3) of ERISA, (ii) other benefit and compensation plan, Contract, policy, program, practice, arrangement or agreement, including pension, profit-sharing, savings, termination, executive compensation, phantom stock, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, insurance, hospitalization, medical, dental, life, employee loan, educational assistance, fringe benefit, deferred compensation, retirement or post-retirement, severance, equity or equity-based, incentive and bonus plan, contract, policy, program, practice, arrangement or agreement, and (iii) other employment, consulting or other individual agreement, plan, practice, policy, contract, program, and arrangement.

“Encumbrance” means any lien (as defined in Section 101(37) of the Bankruptcy Code), encumbrance, claim (as defined in Section 101(5) of the Bankruptcy Code), right, demand, charge, claim, mortgage, deed of trust, option, pledge, security interest or similar interests, title defect, license hypothecation, easement, right of way, restrictive covenant, non-compete obligation, encroachment, right of first offer or refusal, right to acquire, preemptive right, option, judgment, conditional sale or other title retention agreement, assignment and other imposition, imperfection or defect of title or restriction on transfer or use or any lien of any nature whatsoever.
“Environmental Law” means any foreign, federal, state or local law, statute, regulation, or ordinance related to the protection of human health, safety, the environment, natural resources or consumer products.
“Environmental Liabilities and Obligations” means all Liabilities arising from any impairment, impact or damage to the environment, health or safety, or any failure to comply with Environmental Law in connection with the operation of the Business, the Purchased Assets, or the Combined Leased Real Property, including Liabilities related to: (i) the transportation, storage, use, arrangement for disposal or disposal of, or exposure to, Hazardous Materials; (ii) the Release of Hazardous Materials, including migration onto or from the Combined Leased Real Property; (iii) any other pollution or contamination of the surface, substrata, soil, air, ground water, surface water or marine environments; (iv) any other obligations imposed under Environmental Law including pursuant to any applicable Permits issued pursuant to under any Environmental Law; (v) Orders, notices to comply, notices of violation, alleged non-compliance and inspection reports with respect to any Liabilities pursuant to Environmental Law; and (vi) all obligations with respect to personal injury, property damage, wrongful death and other damages and losses arising under applicable Environmental Law but only as a result of any of the matters identified in clauses (i)-(v) of this definition.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.
“ERISA Affiliate” means any affiliate of Seller within the meaning of Section 414(b), (c), (m) or (o) of the Code.
“Escrow Agent” shall have the meaning set forth in Section 2.3.
“Escrow Agreement” shall have the meaning set forth in Section 2.3.
“Excluded Assets” shall have the meaning set forth in Section 1.2.
“Excluded Leased Real Property” shall have the meaning set forth in Section 1.2(l).
“Excluded Liabilities” shall have the meaning set forth in Section 1.4.
“Expense Reimbursement” shall mean Purchaser’s reasonably documented costs and expenses related to pursuing, negotiating, and documenting the transaction(s) contemplated by this Agreement, which shall not exceed Five Hundred Thousand Dollars ($500,000), subject to Bankruptcy Court approval, and shall be paid as set forth in Section 7.1.
“Final Order” means an order or judgment of the Bankruptcy Court or any other court of competent jurisdiction entered by the Clerk of the Bankruptcy Court or such other court on the docket in the Bankruptcy Cases or the docket of such other court, which has not been modified, amended, reversed, vacated or stayed and as to which (i) the time to appeal, petition for certiorari, or move for a new trial, reargument or rehearing has expired and as to which no appeal, petition for certiorari or motion for new trial, reargument or rehearing shall then be pending or (ii) if an appeal, writ of certiorari new trial, reargument or rehearing thereof has been sought, such order or judgment of the Bankruptcy Court or other court of competent jurisdiction shall have been affirmed by the highest court to which such order was appealed, or certiorari shall have been denied, or a new trial, reargument or rehearing shall have been denied or resulted in no modification of such order, and the time to take any further appeal, petition for certiorari or move for a new trial, reargument or rehearing shall have expired, as a result of which such order shall have become final in accordance with Rule 8002 of the Bankruptcy Rules; provided, that the possibility that a motion under Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules, may be filed related to such order, shall not cause such order not to be a Final Order; provided, however, that Purchaser, in its sole discretion, may treat any order for which a motion or application for a stay is filed or pending as a Final Order by affirmatively agreeing to such treatment in a writing signed by Purchaser.
“Financial Statements” shall have the meaning set forth in Section 4.17.
“GAAP” means United States generally accepted accounting principles as in effect from time to time.
“Governmental Body” means any government, quasi-governmental entity, or other governmental or regulatory body, agency or political subdivision thereof of any nature, whether national, international, multi-national, supra-national, foreign, federal, state or local, or any agency, branch, department, official, entity, instrumentality or authority thereof, or any court or arbitrator (public or private) of applicable jurisdiction.
“Hazardous Material” means any substance, material or waste which is regulated by any Governmental Body, including petroleum and its by-products, asbestos, polychlorinated biphenyls and any material, waste or substance which is defined or identified as a “hazardous waste,” “hazardous substance,” “hazardous material,” “restricted hazardous waste,” “industrial waste,” “solid waste,” “contaminant,” “pollutant,” “toxic waste” or “toxic substance” or otherwise regulated under or subject to any provision of Environmental Law.
“Indebtedness” of any Person means, without duplication, (i) the interest in respect of, principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person with respect to any Contracts related to the deferred and unpaid purchase price of property or services, including any interest accrued thereon and prepayment or similar penalties and expenses; (iii) all obligations of such Person under leases required to be capitalized in accordance with GAAP; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (v) all obligations of the type referred to in clauses (i) through (iv) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons secured by any Encumbrance (other than Permitted Encumbrances), on any property or asset of such Person (whether or not such obligation is assumed by such Person).
“India Lease” means any written or oral lease, sublease, sub-sublease, license, concession, occupancy agreement, other agreement or arrangement, including any amendment, extension, renewal, guaranty, termination and modification with respect thereto, pursuant to which the Company Subsidiary uses or holds any India Leased Real Property.
“India Leased Real Property” means real property leased, subleased, sub-subleased, licensed or otherwise occupied by the Company Subsidiary, together with all buildings, structures, fixtures and improvements erected thereon, and any and all rights privileges, easements, licenses, hereditaments and other appurtenances relating thereto.
“Indian Business” means all revenue-producing activities of Seller and its Subsidiaries in India, including the business of performing, promoting, marketing, selling or delivering consulting, staffing, information technology and outsourcing services in India.
“Initial Allocation” shall have the meaning set forth in Section 11.2.
“Intellectual Property” means all intellectual property and proprietary rights of any kind, including the following: (i) patents, patent applications, invention disclosures and all related continuations, divisionals, continuations-in-part, reissues, re-examinations, substitutions and extensions; (ii) trademarks, service marks, trade names, slogans, logos, designs, symbols, trade dress, internet domain names, uniform resource identifiers, social media addresses and handles, rights in design, brand names, any fictitious names, d/b/a’s or similar filings related thereto, or any variant of any of them, and other similar designations of source or origin, together with all goodwill, registrations and applications related to the foregoing; (iii) copyrights and copyrightable subject matter (including any registration and applications for any of the foregoing); (iv) trade secrets and other confidential or proprietary business information (including manufacturing and production processes and techniques, research and development information, technology, intangibles, drawings, specifications, designs, plans, proposals, technical data, financial, marketing and business data, pricing and cost information, business and marketing plans, customer and supplier lists and information and rights to personal information), know how, proprietary processes, formulae, algorithms, models, industrial property rights, and methodologies; (v) computer software, computer programs, and databases (whether in source code, object code or other form); (vi) rights in the foregoing and in other similar intangible assets; (vii) applications and registrations for the foregoing; and (vii) all rights to sue for past, present and future infringement, misappropriation, dilution or other violation of any of the foregoing and all remedies at law or equity associated therewith.
“International Seller Plan” shall have the meaning set forth in Section 4.15(d).
“Inventory” shall have the meaning set forth in Section 1.1(p).
“IP Assignment and Assumption Agreement” shall have the meaning set forth in Section 3.2(j).
“Knowledge of Seller” or “Seller’s Knowledge” means the actual knowledge of the Persons set forth on Schedule 10.1 of the Seller Disclosure Schedules, after reasonable due inquiry of such Person’s direct reports.
“Law” means any federal, state, local, municipal, foreign or international, multinational or other law, treaty, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, in each case as in effect as of the Closing Date.
“Lease” means any written or oral lease, sublease, sub-sublease, license, concession, occupancy agreement, other agreement or arrangement, including any amendment, extension, renewal, guaranty, termination and modification with respect thereto, pursuant to which Seller uses or holds any Leased Real Property.
“Leased Real Property” means real property leased, subleased, sub-subleased, licensed or otherwise occupied by Seller, together with all buildings, structures, fixtures and improvements erected thereon, and any and all rights privileges, easements, licenses, hereditaments and other appurtenances relating thereto.
“Liability” means, as to any Person, any debt, adverse claim, liability (including any liability that results from, relates to or arises out of tort or any other product liability claim), duty, responsibility, obligation, commitment, assessment, cost, expense, loss, expenditure, charge, fee, penalty, fine, contribution or premium of any kind or nature whatsoever, whether known or unknown, asserted or unasserted, absolute or contingent, direct or indirect, accrued or unaccrued, liquidated or unliquidated, or due or to become due, and regardless of when sustained, incurred or asserted or when the relevant events occurred or circumstances existed.
“Material Adverse Effect” means any event, change, occurrence or state of facts that has had, or is reasonably likely to have, individually or in the aggregate, a material adverse effect on the assets, Liabilities, business, properties, financial condition or results of operations of the Business, taken as a whole, provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, or be taken into account, in determining whether there has been, or would be, a Material Adverse Effect: (i) changes in the U.S. or global economy or capital markets in general but that do not have a disproportionate effect on the Business relative to other businesses in the industry in which the Business operates, (ii) changes that affect generally the industry in which the Business operates but that do not have a disproportionate effect on the Business relative to other businesses in the industry in which the Business operates, (iii) changes after the Agreement Date in any applicable Law or GAAP, (iv) the commencement of the Bankruptcy Cases, (v) the announcement of this Agreement or the transactions contemplated hereby in accordance with the terms hereof, (vi) actions or omissions of Seller required pursuant to the restrictive covenants contained in this Agreement which Purchaser does not waive following an explanation and request from Seller or (vii) the sale process of the Business to the extent in accordance with the terms of the Bidding Procedures Order.
“Major Customer” shall have the meaning set forth in Section 4.21.
“Major Vendor” shall have the meaning set forth in Section 4.21.
“Minimum Business Revenues” shall have the meaning set forth in Section 8.22.
“Minimum Net Receivables Amount” shall have the meaning set forth in Section 1.3.
“Non-Assumed Contracts” shall have the meaning set forth in Section 1.6(a)(i).
“North American Business” means all revenue-producing activities of Seller and its Subsidiaries in North America, including the business of performing, promoting, marketing, selling or delivering consulting, staffing, information technology and outsourcing services in North America.
“Objection Notice” shall have the meaning set forth in Section 11.2.
“Offer Employee” shall have the meaning set forth in Section 6.1(a)(ii).
“Order” means any award, writ, injunction, judgment, order, ruling, decision, subpoena, mandate, precept, command, directive, consent, approval, award, decree or similar determination or finding entered, issued, made or rendered by any Governmental Body.
“Ordinary Course of Business” means the ordinary and usual course of normal day to day operations of the Business consistent with past practice.
“Organizational Documents” means, with respect to a particular entity Person, (i) if a corporation, the articles or certificate of incorporation and bylaws, (ii) if a general partnership, the partnership agreement and any statement of partnership, (iii) if a limited partnership, the limited partnership agreement and certificate of limited partnership, (iv) if a limited liability company, the articles or certificate of organization or formation and any limited liability company or operating agreement, (v) if another type of Person, all other charter and similar documents adopted or filed in connection with the creation, formation or organization of the Person, and (vi) all amendments or supplements to any of the foregoing.
“Outside Back-up Date” shall have the meaning set forth in Section 7.2(c).
“Outside Date” shall have the meaning set forth in Section 3.4(b).
“Overbid Protection” shall have the meaning set forth in Section 7.1.
“Party” shall have the meaning set forth in the preamble.
“Permits” means to the fullest extent permitted under applicable Law, all notifications, licenses, permits (including environmental, construction and operation permits), franchises, certificates, approvals, consents, waivers, clearances, exemptions, classifications, registrations, variances, orders, tariffs, rate schedules and other similar documents and authorizations issued by any Governmental Body to Seller and used, or held for use, in connection with the operation of the Business or applicable to ownership of the Purchased Assets or assumption of the Assumed Liabilities.
“Permitted Encumbrances” means (i) Encumbrances for current Taxes not yet due and payable or being contested in good faith and for which adequate reserves have been established in accordance with GAAP; (ii) in the case of Leased Real Property, zoning, building codes or other restrictions, easements, rights of way, covenants, encumbrances and other similar matters of record affecting title to the Leased Real Property, none of which, individually or in the aggregate, interfere in any material respect with the present use or occupancy of the Leased Real Property by Seller or any of its Subsidiaries, as applicable, (iii) materialmens’, mechanics’, artisans’, shippers’, warehousemens’ or other similar common law or statutory liens incurred in the Ordinary Course of Business and not yet due and payable or being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (iv) licenses granted on a non-exclusive basis in the Ordinary Course of the Business, (v) Encumbrances arising from the past acts or prior commitments of Seller and all previous owners of Purchased Intellectual Property and (vi) such other Encumbrances as Purchaser may approve in writing in its sole discretion.
“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, labor union, estate, Governmental Body or other entity or group.
“Personal Property Leases” shall have the meaning set forth in Section 4.7.
“Petition Date” means the date on which Seller commenced the Bankruptcy Cases.
“Post-Closing Tax Period” shall have the meaning set forth in Section 11.1(b).
“Pre-Closing Period” means the period commencing on the Agreement Date and ending on the earlier of the date upon which this Agreement is terminated pursuant to Section 3.4 or the Closing Date.
“Pre-Closing Tax Period” shall have the meaning set forth in Section 11.1(b).
“President” means the President of the United States.
“Prevailing Bidder” shall have the meaning set forth in Section 7.2(c).
“Previously Omitted Contract” shall have the meaning set forth in Section 1.6(b)(i).
“Previously Omitted Contract Designation” shall have the meaning set forth in Section 1.6(b)(i).
“Previously Omitted Contract Notice” shall have the meaning set forth in Section 1.6(b)(ii).
“Purchase Price” shall have the meaning set forth in Section 2.1(a).
“Purchased Assets” shall have the meaning set forth in Section 1.1.
“Purchased Intellectual Property” shall have the meaning set forth in Section 1.1(m).
“Purchaser” shall have the meaning set forth in the preamble.
“Purchaser Disclosure Schedules” shall have the meaning set forth in Article V.
“Purchaser Material Adverse Effect” means any event, change, occurrence or effect that would prevent, materially delay or materially impede the performance by the Purchaser of its obligations under this Agreement or the Ancillary Documents, the assumption and performance of the Assumed Liabilities or the consummation of the transactions contemplated hereby or thereby.
“Release” means any actual or threatened release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal or leaching into the indoor or outdoor environment, or including migration to or from a property.
“Remedial Action” means all actions to (i) investigate, clean up, remove, treat or in any other way address any Hazardous Material; (ii) prevent the Release of any Hazardous Material; (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care; or (iv) to correct or abate a condition of non-compliance with Environmental Laws.
“Representatives” shall have the meaning set forth in Section 8.2.
“Sale and Bidding Procedures Motion” shall have the meaning set forth in Section 7.2(a).
“Sale Hearing” means the hearing to approve this Agreement and seeking entry of the Sale Order.
“Sale Motion” means the motion or motions of Seller, in form and substance acceptable to Purchaser, seeking approval and entry of the Bidding Procedures Order and Sale Order, attached hereto as Exhibit H and otherwise in form and substance satisfactory to Purchaser.
“Sale Order” means an order substantially in the form described in Section 7.3 and otherwise in form and substance satisfactory to Purchaser.
“Seller” shall have the meaning set forth in the preamble.
“Seller Disclosure Schedules” shall have the meaning set forth in Article IV.
“Seller Plan” shall mean each Employee Benefit Plan that is sponsored or maintained by Seller, its Subsidiaries or any of its ERISA Affiliates in respect of any Employee or with respect to which Seller or its Subsidiaries has any actual or potential Liability with respect to any Employee.
“Seller Plan” shall mean each (i) “employee benefit plan” within the meaning of Section 3(3) of ERISA, (ii) other benefit and compensation plan, Contract, policy, program, practice, arrangement or agreement, including pension, profit-sharing, savings, termination, executive compensation, phantom stock, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, insurance, hospitalization, medical, dental, life (including all individual life insurance policies as to which Seller or its Subsidiaries are the owners, the beneficiaries, or both), employee loan, educational assistance, fringe benefit, deferred compensation, retirement or post-retirement, severance, equity or equity-based, incentive and bonus plan, contract, policy, program, practice, arrangement or agreement, and (iii) other employment, consulting or other individual agreement, plan, practice, policy, contract, program, and arrangement, in each case, (x) which is sponsored or maintained by Seller, its Subsidiaries or any of its ERISA Affiliates in respect of any Employee and (y) with respect to which Purchaser or its Subsidiaries or Affiliates could reasonably have any actual or potential Liability with respect to any Employee.
“Seller Source Code” shall have the meaning set forth in Section 4.8(f).
“Subsidiary” or “Subsidiaries” means, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (i) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (A) the total combined voting power of all classes of voting securities of such entity, (B) the total combined equity interests or (C) the capital or profit interests, in the case of a partnership; or (ii) otherwise has the power to vote or to direct the voting of sufficient securities to elect a majority of the board of directors or similar governing body.
“Tax” and “Taxes” mean (i) any federal, state, provincial, local, foreign or other income, gross receipts, sales, value added, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, capital, production, net worth, surplus, customs, duties, levies, surtaxes or other taxes of any kind whatsoever, in each case, imposed by a Governmental Body, (ii) any transferee, successor or other liability in respect of Taxes of another Person (whether by contract, assumption or otherwise) and any liability in respect of any Taxes pursuant to Treasury Regulation 1.1502-6 (or any similar provision of state, local or non-U.S. Law) and (iii) any interest, additions or penalties with respect to any amounts described in (i) or (ii) above.
“Tax Proceeding” means any action, suit, investigation, audit, Claim, investigation, or other action or proceeding with respect to Taxes.
“Tax Return” means any return, report, information return, declaration, claim for refund or other document (including any schedule or related or supporting information) supplied or required to be supplied to any Governmental Body with respect to Taxes, including amendments thereto.
“Transferred Employee” means each Employee whose employment transfers to Purchaser or its Affiliates by operation of law in connection with the Closing or who are Offer Employees and have accepted an offer of employment from Purchaser or one of its Affiliates effective as of the Closing and commence such employment immediately following the Closing.
“Transfer Taxes” shall have the meaning set forth in Section 11.1(a).
“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.
“WARN Act” means the United States Worker Adjustment and Retraining Notification Act, and the rules and regulations promulgated thereunder.
“Wells Fargo Credit Agreement” means the credit agreement, dated as of May 7, 2012, and amended through Waiver and Amendment No. 15 on April 3, 2017, among, amongst others, Seller, Ciber U.K. Ltd., Ciber Europe Limited, Ciber International B.V., Ciber Nederland B.V., Ciber Holding GmbH, topcontracts GmbH, Ciber AG, Ciber Managed Services GmbH, Wells Fargo Bank, N.A., as administrative agent and certain other lenders.
10.1    Rules of Construction. Unless the context otherwise clearly indicates, in this Agreement:
(a)    the singular includes the plural;
(b)    when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if such period is calculated in Business Days or days and the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day;
(c)    reference to “day” or “days” are to calendar days;
(d)    “includes” and “including” are not limiting;
(e)    “may not” is prohibitive and not permissive; and
(f)    “or” is not exclusive.
ARTICLE XI

TAXES
11.1    Certain Taxes.
(a)    Any sales, use, gross-receipts, excise, value-added, property, transfer, or gains, real estate or land transfer or gains, documentary, stamp, registration, recording, filing, goods and services or other similar Taxes which may be payable by reason of the sale of the Purchased Assets or the assumption of the Assumed Liabilities under this Agreement or the transactions contemplated hereby (“Transfer Taxes”), and that are not exempt under the Bankruptcy Code, shall be borne and timely paid by Seller.  Seller shall, at its own expense, timely file any Tax Return or other document required to be filed with respect to such Transfer Taxes, and Purchaser shall join in the execution of any such Tax Return if required by Law.  If Purchaser is required by Law to file any such Tax Return, Purchaser shall notify Seller of the amount of the Transfer Tax shown to be due on such Tax Return and Seller shall reimburse Purchaser for one hundred percent (100%) of the amount of such Transfer Tax by wire transfer of immediately available funds within ten (10) days of receipt of such notice to an account or accounts designated by Purchaser.
(b)    All real property, personal property and similar ad valorem Taxes, if any, levied with respect to the Purchased Assets for a taxable period which includes (but does not end on) the Closing Date (collectively, the “Apportioned Taxes”) shall be apportioned between Seller and Purchaser based on the number of days of such taxable period ending on and including the Closing Date (such portion of such taxable period, the “Pre-Closing Tax Period”) and the number of days of such taxable period after the Closing Date (such portion of such taxable period, the “Post-Closing Tax Period”). Seller shall be responsible for the proportionate amount of such Apportioned Taxes that is attributable to the Pre-Closing Tax Period and such amount shall be an Excluded Liability, and Purchaser shall be responsible for the proportionate amount of such Apportioned Taxes that is attributable to the Post-Closing Tax Period and such amount shall be an Assumed Liability. Any Apportioned Taxes shall be timely paid, and all applicable Tax Returns shall be timely filed, as provided by applicable Law. The paying Party shall be entitled to reimbursement from the non-paying Party for the non-paying Party’s portion of the Apportioned Taxes in accordance with this Section 11.1(b). Upon payment of any such Apportioned Taxes, the paying Party shall present a statement to the non-paying Party setting forth the amount of reimbursement to which the paying Party is entitled under this Section 11.1(b), together with such supporting evidence as is reasonably necessary to calculate the amount to be reimbursed. The non-paying Party shall make such reimbursement by wire transfer in immediately available funds within ten (10) days of receipt of such statement to an account designated by the paying Party.
11.2    Allocation of Purchase Price. As soon as reasonably practicable and in no event later than sixty (60) days after the Closing Date, Purchaser shall provide Seller with an allocation of the purchase price for federal income tax purposes, including any liabilities properly included therein among the Purchased Assets and the agreements provided for herein, for federal, state and local income tax purposes (the “Initial Allocation”). Within fifteen (15) days of the receipt of the Initial Allocation, Seller shall deliver a written notice (the “Objection Notice”) to Purchaser, setting forth in reasonable detail those items in the Initial Allocation that Seller disputes. If prior to the conclusion of such 15-day period, Seller notifies Purchaser in writing that it will not provide any Objection Notice or if Seller does not deliver an Objection Notice within such 15-day period, then Purchaser’s proposed Initial Allocation shall be deemed final, conclusive and binding upon each of the Parties. Within fifteen (15) days of Seller’s delivery of the Objection Notice, Seller and Purchaser shall attempt to resolve in good faith any disputed items and failing such resolution, the unresolved disputed items shall be referred for final binding resolution to an Arbitrating Accountant. The fees and expenses of the Arbitrating Accountant shall be paid fifty percent (50%) by Purchaser and fifty percent (50%) by Seller. Such determination by the Arbitrating Accountant shall be (i) in writing, (ii) furnished to Purchaser and Seller as soon as practicable (and in no event later than thirty (30) days after the items in dispute have been referred to the Arbitrating Accountant), (iii) made in accordance with the principles set forth in this Section 11.2, and (iv) non-appealable and incontestable by Purchaser and Seller. As used herein, the “Allocation” means the allocation of the Purchase Price, the Assumed Liabilities and other related items among the Purchased Assets and the agreements provided for herein as finally agreed between Purchaser and Seller or ultimately determined by the Arbitrating Accountant, as applicable, in accordance with this Section 11.2. The Allocation shall be prepared in accordance with Section 1060 of the Code and the Treasury Regulations thereunder (and any similar provision of state, local or foreign Law, as appropriate). Purchaser and Seller shall each report the federal, state and local income and other Tax consequences of the transactions contemplated hereby in a manner consistent with the Allocation, including, if applicable, the preparation and filing of Forms 8594 under Section 1060 of the Code (or any successor form or successor provision of any future Tax Law) with their respective federal income Tax Returns for the taxable year which includes the Closing Date, and neither will take any position inconsistent with the Allocation on any Tax Return, before any Governmental Body or in any Tax Proceeding, in each case unless otherwise required under applicable Law. Seller shall provide Purchaser and Purchaser shall provide Seller with a copy of any information required to be furnished to the Secretary of the Treasury under Section 1060 of the Code. Each of the Parties shall notify the other if it receives notice that any Governmental Body proposes any allocation different than that set forth on the Allocation.
11.3    Cooperation on Tax Matters. Purchaser and Seller agree to provide each other with such information and assistance as is reasonably necessary and is reasonably requested by the other party, including access to records, Tax Returns and personnel, for the preparation and filing of any Tax Returns or for the defense of any Tax claim or assessment, whether in connection with a Tax Proceeding or otherwise.
ARTICLE XII

MISCELLANEOUS
12.1    Payment of Expenses. Except as otherwise provided in this Agreement and whether or not the transactions contemplated hereby are consummated, each Party shall bear its own expenses incurred or to be incurred in connection with the negotiation and execution of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby.
12.2    Survival of Representations and Warranties; Survival of Covenants. The Parties agree that the representations and warranties contained in this Agreement and any Ancillary Document shall expire as of the Closing. Following the Closing, no claim with respect to any breach of any representation or warranty contained in this Agreement or any Ancillary Document may be pursued or maintained (either hereunder or otherwise) against any other Party. The Parties agree that the covenants contained in this Agreement to be performed at or after the Closing shall survive in accordance with the terms of the particular covenant or until fully performed.
12.3    Entire Agreement; Amendments and Waivers. This Agreement, together with the Ancillary Documents, represents the entire understanding and agreement between the Parties with respect to the subject matter hereof. This Agreement may be amended, supplemented or changed, and any provision hereof may be waived, only by written instrument making specific reference to this Agreement signed by the Party against whom enforcement of any such amendment, supplement, modification or waiver is sought; provided, that the Schedules hereto may be amended in accordance with Section 1.6. No action taken pursuant to this Agreement, including any investigation by or on behalf of any Party shall be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, condition, covenant or agreement contained herein. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by applicable Law.
12.4    Execution of Agreement; Counterparts; Electronic Signatures.
(a)    This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument, and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties; it being understood that all Parties need not sign the same counterparts.
(b)    The exchange of copies of this Agreement and of signature pages by facsimile transmission (whether directly from one facsimile device to another by means of a dial-up connection or whether mediated by the worldwide web), by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means, shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.
12.5    Governing Law. THIS AGREEMENT IS TO BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH FEDERAL BANKRUPTCY LAW, TO THE EXTENT APPLICABLE, AND WHERE STATE LAW IS IMPLICATED, THE INTERNAL LAWS OF THE STATE OF NEW YORK SHALL GOVERN, WITHOUT REGARD TO THE LAWS OF ANY OTHER JURISDICTION THAT MIGHT BE APPLIED BECAUSE OF CONFLICTS OF LAWS PRINCIPLES OF THE STATE OF NEW YORK.
12.6    Jurisdiction, Waiver of Jury Trial.
(a)    THE BANKRUPTCY COURT WILL HAVE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN OR AMONG THE PARTIES, WHETHER AT LAW OR IN EQUITY, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR ANY AGREEMENT CONTEMPLATED HEREBY; PROVIDED, HOWEVER, THAT IF THE BANKRUPTCY COURT IS UNWILLING OR UNABLE TO HEAR ANY SUCH DISPUTE, THE COURTS OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN DELAWARE WILL HAVE SOLE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN OR AMONG THE PARTIES, WHETHER AT LAW OR IN EQUITY, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR ANY AGREEMENT CONTEMPLATED HEREBY.
(b)    EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
12.7    Notices. Unless otherwise set forth herein, any notices, consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a Party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid), or (b) sent by facsimile or e-mail, in each case, if sent during the normal business hours of the recipient, with confirmation of transmission by the transmitting equipment confirmed with a copy delivered as provided in clause (a), in the case of each of clauses (a) and (b), to the following addresses, facsimile numbers or e-mail addresses and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number, e-mail address or person as a Party may designate by notice to the other Parties):
If to Seller, to:
Ciber, Inc.

6312 S Fiddlers Green Circle

Suite 600E

Greenwood Village, CO 80111

Attention:    Aiden Dunning

E-mail address:    aiden.dunning@ciber.com
With a copy (which shall not constitute effective notice) to:
Morrison & Foerster LLP

250 W. 55th Street

New York, NY 10019

Tel:    (212) 468-8000

Fax:    (212) 469-7900

    (303) 454-6910

Attention:    Brett H. Miller

        Dennis L. Jenkins

        Erik G. Knudsen

E-mail address:    brettmiller@mofo.com

        djenkins@mofo.com

        eknudsen@mofo.com
If to Purchaser, to:
Capgemini North America, Inc.

623 Fifth Avenue, 33rd Floor

New York, NY 10022

Attention: Michael Chayet, General Counsel North America

E-mail address: michael.chayet@capgemini.com
With a copy (which shall not constitute effective notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

Tel:    (212) 735-3000

Fax:    (212) 735-2000

Attention:    Howard L. Ellin

        Mark A. McDermott

        Michael C. Chitwood

E-mail address:    Howard.Ellin@skadden.com

        Mark.McDermott@skadden.com

        Michael.Chitwood@skadden.com

12.8    Binding Effect; Assignment. This Agreement shall be binding upon Purchaser and, subject to entry of the Bidding Procedures Order (with respect to the matters covered thereby) and the Sale Order, Seller, and inure to the benefit of the Parties and their respective successors and permitted assigns, including any trustee or estate representative appointed in the Bankruptcy Cases or any successor Chapter 7 case. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person or entity not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by Seller or Purchaser (by operation of law or otherwise) without the prior written consent of the other Parties and any attempted assignment without such required consents shall be void, except for designations by Purchaser to a Designated Purchaser (as defined below) in accordance with the immediately following paragraph.
In connection with the Closing, notwithstanding anything to the contrary contained herein, Purchaser shall be entitled to designate, in accordance with the terms of this paragraph, one or more Subsidiaries or Affiliates to (a) purchase specified Purchased Assets (including specified Assigned Contracts) and pay the corresponding Purchase Price amount or (b) assume specified Assumed Liabilities (any such Subsidiary or Affiliate of Purchaser that shall be designated in accordance with this clause, a “Designated Purchaser”). In addition, in accordance with Section 6.1, a Designated Purchaser shall be entitled to employ specified Transferred Employees on and after the Closing Date. Upon any such designation of a Designated Purchaser, such Designated Purchaser shall be principally responsible with respect to the payment of the corresponding Purchase Price, the specified Assumed Liabilities and employment of the specified Transferred Employees. Any reference to Purchaser made in this Agreement in respect of any purchase, assumption or employment referred to in this paragraph shall be deemed a reference to the appropriate Designated Purchaser, if any, with respect to the given obligation. All obligations of Purchaser and the Designated Purchasers shall be joint and several. The above designations shall be made by Purchaser by way of a written notice to be delivered to Seller in no event later than the Business Day prior to Closing. In addition, the Parties agree to modify any Closing deliverables in accordance with the foregoing assignment. No such designation or assignment shall relieve Purchaser of any obligations under this Agreement.
12.9    Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction and in lieu of such invalid, illegal or unenforceable provision or portion of any provision, there will be added automatically as a part of this Agreement a valid legal and enforceable provision as similar in terms to such invalid, illegal or unenforceable provision as may be possible.
12.10    Bulk Sales Laws. Each Party hereby waives compliance by the Parties with the “bulk sales,” “bulk transfers” or similar Laws and all other similar Laws in all applicable jurisdictions in respect of the transactions contemplated by this Agreement or any Ancillary Document.
12.11    No Presumption Against Drafting Party. Each of Purchaser and Seller acknowledges that each Party to this Agreement has been represented by legal counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law that would require interpretation of any claimed ambiguities in this Agreement against the drafting Party has no application and is expressly waived.
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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.
CAPGEMINI AMERICA, INC.
By:    /s/ Paul Hermelin

    Name: Paul Hermelin

    Title: Authorized Signatory
CIBER, INC.
By:    /s/ Michael Boustridge

    Name: Michael Boustridge

    Title: President & CEO
Solely for the limited purpose of Section 8.20,
CIBERSITES INDIA PRIVATE LIMITED
By:    /s/ Christian Mezger

    Name: Christian Mezger

    Title: Director